
11008326


GLOBAL OPPORTUNITIES
PUSH TO START

STRATTEC

2011 ANNUAL REPORT

VAST


GLOBAL OPPORTUNITIES
PUSH TO START

Everyday, it becomes increasingly apparent that we are living in a truly global community in which the people of the world are linked more closely together. This development presents challenges and opportunities for us all.

STRATTEC is focusing on the opportunities globalization presents for our business. With our strategic partners, WITTE Automotive of Velbert, Germany and ADAC Automotive of Grand Rapids, Michigan, we are expanding our cooperation to service our collective global customers. We are pursuing this global business under the VAST brand. VAST is an acronym for Vehicle Access Systems Technology, and represents the combined vehicle access control product lines of all three companies.

VAST is the engine powering our globalization strategy. It is a unique relationship between STRATTEC, our partners and customers which will allow us to utilize our vehicle access systems technology on a global basis. It is the "start button" we have pushed to capture the significant global opportunities before us.

2011 ANNUAL REPORT



STRATTEC SECURITY CORPORATION designs, develops, manufactures and markets automotive access control products including mechanical locks and keys, electronically enhanced locks and keys, steering column and instrument panel ignition lock housings, latches, power sliding side door systems, power lift gate systems, power deck lid systems, door handles and related products for North American automotive customers. We also supply global automotive manufacturers through a unique strategic relationship with WITTE Automotive of Velbert, Germany and ADAC Automotive of Grand Rapids, Michigan. Under this relationship STRATTEC, WITTE and ADAC market our products to global customers under the "VAST" brand name. Our products are shipped to customer locations in the United States, Canada, Mexico, Europe, South America, Korea and China, and we provide full service and aftermarket support.

CONTENTS

PROSPECTIVE INFORMATION

A number of the matters and subject areas discussed in this Annual Report (see above "Contents" section) contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of forward-looking words or phrases such as "anticipate," "believe," "would," "expect," "intend," "may," "planned," "potential," "should," "will," and "could." These include expected future financial results, product offerings, global expansion, liquidity needs, financing ability, planned capital expenditures, management's or the Company's expectations and beliefs, and similar matters discussed in the Letter to the Shareholders, Company's Management's Discussion and Analysis, and other sections of this Annual Report. The discussions of such matters and subject areas are qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from the Company's actual future experience.

The Company's business, operations and financial performance are subject to certain risks and uncertainties, which could result in material differences in actual results from the Company's current expectations. These risks and uncertainties include, but are not limited to, general economic conditions, in particular relating to the automotive industry, customer demand for the Company's and its customers' products, competitive and technological developments, customer purchasing actions, foreign currency fluctuations, costs of operations and other matters described under "Risk Factors" in the Management's Discussion and Analysis section of this report. In addition, such uncertainties and other operational matters are discussed further in the Company's quarterly and annual report filings with the Securities and Exchange Commission.

Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements made herein are only made as of the date of this Annual Report and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances occurring after the date of this Annual Report.

SEPTEMBER, 2011

Fellow Shareholders:

Fiscal 2011 marked a year in which we demonstrated that the strategies we put in place five years ago to expand our product portfolio, expand our customer base and establish a global presence through VAST have been successful. The year was a record breaker from a sales standpoint, beating the company's previous record by 16%. We benefited from increased customer demand as the auto industry recovery continued, but also from a wider portfolio of products to sell.

Our profitability exceeded the prior year's level, but was far from a record. Profits were significantly reduced by our first major warranty claim from a customer, related to past model year production. Despite this unusual event, our business is in far better condition than it was in fiscal 2009, when three out of our four largest customers were in bankruptcy and the future of the auto industry was very uncertain.

The significant sales increases we experienced in fiscal 2011 and 2010 in excess of the general auto industry volume increases are due to our expanded product portfolio. Our traditional Lock and Key products now make up less than 50% of our sales. This is a dramatic change from where we were just five years ago when we were highly dependent on that product line. The two major contributors to this expansion are our STRATTEC POWER ACCESS and ADAC-STRATTEC ventures. However, we also benefited from new products developed by our Driver Controls team, higher value content on certain Lock and Key products, and new Latch applications.

With our increased production, we experienced some significant headwinds which hampered our profitability. The significant year-over-year growth in production volume caused us to be less efficient as we assimilated the increase. For the most part, these inefficiencies were addressed during the year, and contributed to our more favorable results in the fourth quarter. Ironically, we were also impacted by post-recession difficulties with certain suppliers who made it through the Great Recession, but could not raise sufficient working capital to finance the increases in production demanded by their customers as the economy improved. As a result, we were forced to re-source the components purchased from these suppliers, resulting in temporary extra costs. We also experienced shortages with several electronic components which caused us to incur expedited freight charges for both inbound and outbound goods, as well as production overtime.

We were negatively impacted throughout the year by increases in the costs of zinc and brass used in our products and higher costs at our Mexican operations resulting from the declining value of the U.S. dollar compared to the peso. To mitigate the effects of the exchange rate fluctuations on earnings, we entered into an agreement with Bank of Montreal that provides for Mexican peso currency option contracts. This is the first time we have taken this step since we began operations in Mexico during our 1989 fiscal year. Details of these contracts are included in the financial section of this report.

During the fiscal year, we and our business partners, WITTE Automotive and ADAC Automotive, took steps to enhance VAST as a global supplier. VAST is the brand we are building to represent the combined vehicle access control product lines of all three companies. In the very near future, components for virtually all new vehicle programs developed by our major customers will be sourced globally, and we would be excluded from participation if we could not effectively demonstrate our global capability. Fortunately, we have already had some success with customer global programs through VAST. But to assure that our identified global customers have greater confidence and satisfaction with VAST and the role STRATTEC and its partners play as part of the brand, we have implemented a new VAST management structure to oversee our collective global activities.

The organization structure is led by a President dedicated to VAST and includes three Vice Presidents, one from each of the business partners. Its purpose is to manage business relationships with identified global customers to assure a single point of contact for each of those customers and provide coordinated support for their needs. This structure provides hard evidence to our customers that the three entities can act as one, and in so doing, harness our respective regional and technical abilities to serve them on a global basis.

In addition to the development of this specific management group, VAST continued to expand its global footprint. VAST China opened a new facility near Shanghai which increases capacity and gives VAST the capability of producing the complete product portfolio of the partners. We are excited about these developments and what they will mean for our future.

Overall, fiscal 2011 was a good year in which we demonstrated real progress in building a stronger business. We have more to do, and we are pursuing new strategies that we anticipate will further grow our business in both size and profitability over the next several years.

Thank you for your continued support of STRATTEC and our endeavors.

Sincerely,



Harold M. Stratton II

Chairman and Chief Executive Officer



Frank J. Krejci

President and Chief Operating Officer

FINANCIAL HIGHLIGHTS

(IN MILLIONS)

	2011	2010	2009
Net Sales	$260.9	$208.0	$126.1
Gross Profit	42.2	33.0	13.2
Income (Loss) from Operations	8.7	4.4	(12.7)
Net Income (Loss)	5.4	3.4	(6.1)
Total Assets	148.1	145.0	128.2
Total Debt	–	–	–
Shareholders' Equity	86.2	74.1	71.4

ECONOMIC VALUE ADDED (EVA®)

We believe that EVA® represents an accurate measure of STRATTEC's overall performance and shareholder value. All U.S. associates and many of our Mexico-based salaried associates participate in incentive plans that are based upon our ability to add economic value to the enterprise. During 2008, our EVA® Plan was modified to include cash and cash equivalents as part of the Company's net capital employed in the business. Because cash and cash equivalents were a significant component of the capital employed in the business again in 2011 this increased the capital charge, thereby contributing to our negative EVA®. The EVA® performance for 2011 was a negative $3.7 million which represents a $1.2 million improvement from 2010. (For further explanation of our EVA® Plan and the effect negative EVA® has on awards granted under our incentive plans, see our 2011 definitive Proxy Statement.)

Net Operating Profit After Cash-Basis Taxes		$ 4.2
Average Monthly Net Capital Employed	$79.1	
Cost of Capital	10%	
Capital Charge		7.9
Economic Value Added		$ (3.7)

EVA® is not a traditional financial measurement under U.S. GAAP and may not be similar to EVA® calculations used by other companies. However, STRATTEC believes the reporting of EVA® provides investors with greater visibility of economic profit. The following is a reconciliation of the relevant GAAP financial measures to the non-GAAP measures used in the calculation of STRATTEC's EVA®.

Net Operating Profit After Cash-Basis Taxes:

2011 Net Income as Reported	$ 5.4
Deferred Tax Provision	(.2)
Other	(1.0)
Net Operating Profit After Cash-Basis Taxes	$ 4.2

Average Monthly Net Capital Employed:

Total Shareholders' Equity as Reported at July 3, 2011	$ 86.2
Long-Term Liabilities	7.0
Deferred Tax Asset	(7.7)
Other	(5.8)
Net Capital Employed at July 3, 2011	$ 79.7
Impact of 12 Month Average	(.6)
Average Monthly Net Capital Employed	$ 79.1

BASIC BUSINESS

STRATTEC SECURITY CORPORATION designs, develops, manufactures and markets automotive access control products including mechanical locks and keys, electronically enhanced locks and keys, steering column and instrument panel ignition lock housings, latches, power sliding side door systems, power lift gate systems, power deck lid systems, door handles and related products for North American automotive customers. We also supply global automotive manufacturers through a unique strategic relationship with WITTE Automotive of Velbert, Germany and ADAC Automotive of Grand Rapids, Michigan. Under this relationship STRATTEC, WITTE and ADAC market our products to global customers under the "VAST" brand name. Our products are shipped to customer locations in the United States, Canada, Mexico, Europe, South America, Korea and China, and we provide full service and aftermarket support.


BASCO
HOME OF GENUINE BASCO PRODUCTS
AUTOMOTIVE LOCKS,
LOCKS FOR GENERAL APPLICATION,
PADLOCKS, SWITCHES, KEYS
BRIGGS & STRATTON CORP.

HISTORY

STRATTEC formerly was a division of Briggs & Stratton Corporation. In 1995, STRATTEC was spun off from Briggs & Stratton through a tax-free distribution to the then-existing Briggs & Stratton shareholders and has been an independent public company for sixteen years.

Our history in the automotive security business spans over 100 years. STRATTEC has been the world's largest producer of automotive locks and keys since the late 1920s, and we currently maintain a dominant share of the North American markets for these products.

PRODUCTS



Our traditional products are locks and keys for cars and light trucks. A typical new car uses a set of two to three locks. A typical 3-way lockset contains a steering column/ignition lock, a driver's door lock and a rear compartment (trunk, hatch or liftgate) lock. Pickup trucks also use two to three locks, while sport utility vehicles and vans use three to five locks. Some vehicles have additional locks for consoles, storage compartments or folding rear seats. Pickup truck tailgate locks and spare tire locks are offered as options. Usually, two keys are provided with each vehicle lockset. Many of the vehicles we currently supply are using keys with sophisticated radio frequency identification technology for theft prevention. However, keys with remote entry devices integrated into a single unit have been added to our product line and are gaining in popularity.



A growing product line for us is ignition lock housings. These housings are the mating part for our ignition locks and typically are part of the steering column structure, although there are instrument panel-mounted versions for certain vehicle applications. These housings are either zinc or magnesium die castings, or plastic injection molded and can include electronic components for theft deterrent systems.



We are also developing business for additional access control products, including trunk latches,



liftgate latches, tailgate latches, hood latches, side door latches and related hardware for this product category. With our acquisition of Delphi Corporation's Power Products Group in fiscal 2009, we are now supplying power access devices for sliding side doors, liftgates and trunk lids. Through a joint venture formed with ADAC Automotive during fiscal 2007, we also supply door handle components and related vehicle access hardware.



STRATTEC's products are supported by an extensive staff of experienced product engineers. This staff, which includes product design, quality and manufacturing engineers, is capable of providing complete design, development and testing of new products for our customers. This staff also is available for customer problem solving, warranty analysis, and other activities that arise during a product's life cycle. Our customers receive after-sales support in the form of special field service kits, service manuals, and specific in-plant production repair programs.



MARKETS

We are a direct supplier to OEM auto and light truck manufacturers as well as other transportation-related manufacturers. Our largest customers are General Motors Company, Chrysler Group LLC and Ford Motor Company. Our product mix varies by customer, but generally our overall sales tend to be highest in lock and key products, followed by power access products, ignition lock housings, the door handle and trim products produced by ADAC-STRATTEC de Mexico and latch products.

Direct sales to various OEMs represented approximately 81% of our total sales for fiscal 2011. The remainder of our revenue is received primarily through sales to the OEM service channels, the aftermarket and Tier 1 automotive supplier customers.

Sales to our major automotive customers, both OEM and Tier 1, are coordinated through direct sales personnel located in our Detroit-area office. Sales are also facilitated through daily interaction between our customer Program Managers and Application Engineers located in Detroit, and other product engineering personnel. Sales to other OEM customers are accomplished through a combination of our Detroit-area sales personnel located in Detroit and personnel in our Milwaukee headquarters office.



Milwaukee Distribution Service Warehouse

The majority of our OEM products are sold in North America. While a modest amount of exporting is done to Tier 1 and automotive assembly plants in Europe, Asia and South America, we are in the process of expanding our presence in these markets and elsewhere through the Vehicle Access Systems Technology (VAST) brand we share with WITTE Automotive and ADAC Automotive. VAST is described in more detail on page 8.

OEM service and replacement parts are sold to the OEM's own service operations. In addition, we distribute our components and security products to the automotive aftermarket through approximately 50 authorized wholesale distributors, as well as other marketers and users of component parts, including export customers. Increasingly, our products find their way into the retail channel, specifically the hardware store channel. Our ability to provide a full line of keys to that channel has been accomplished through the introduction of the STRATTEC "XL" key line. This extension to our line includes keys that we currently do not supply on an OE basis, including keys for Toyota, Honda and other popular domestic and import vehicles. This extended line of keys enable automotive repair specialists to satisfy consumer needs for repair or replacement parts. Our aftermarket activities are serviced through a warehousing operation integral to our Milwaukee headquarters and manufacturing facility.


START
STOP
ENGINE

CUSTOMER FOCUS

To bring the proper focus to the relationships with our major customers, we have seven customer-focused teams, each with a Director of Sales, one or two Engineering Program Managers and Customer Application Engineers. In addition to customer teams for General Motors, Ford and Chrysler, we currently have teams for New Domestic Vehicle Manufacturers, Driver Control/Ignition Lock Housing customers, Tiered Products, and Service and Aftermarket customers. Sales and engineering for ADAC-STRATTEC LLC are supported by our JV partner, ADAC Automotive.

Each Sales Director is responsible for the overall relationship between STRATTEC and a specific customer group. Program Managers report to their respective customer teams and are responsible for coordinating cross functional activities while managing new product programs for their customers.

To serve our customers' product needs, STRATTEC's engineering resources are organized by product type. We currently have four product groups: Locks and Keys, Latches and Power Access Devices, Driver Control/Ignition Lock Housings and Electrical. Each group has a Product Business Manager, Engineering Manager and a complement of skilled engineers who design and develop products for specific applications. In doing this, each engineering group works closely with the Customer teams, Engineering Program Managers, and application engineers.

Underlying this organization is a formalized product development process to identify and meet customer needs in the shortest possible time. By following this







The Aston Martin DBS uses an electronic key fob and mating docking station developed by STRATTEC exclusively for Aston Martin.

streamlined development system, we shorten product lead times, tighten our response to market changes and provide our customers with the optimum value solution to their security/access control requirements. STRATTEC is also ISO/TS 16949 and ISO 14001 certified. This means we embrace the philosophy that quality should exist not only in the finished product, but in every step of our processes as well.


Milwaukee Headquarters and Manufacturing Facility

OPERATIONS

A significant number of the components that go into our products are manufactured at our main facility and headquarters in Milwaukee, Wisconsin. This facility produces zinc die cast components, stampings and milled key blades. We have two owned production facilities in Juarez, Mexico operating as STRATTEC de Mexico. Plant No. 1 houses assembly operations for locksets and ignition lock housings. Plant No. 2 is a new facility we built during fiscal 2009 to replace a leased facility. Plant No. 2 houses our key finishing operations as well as dedicated space for the assembly operations of STRATTEC POWER ACCESS de Mexico and ADAC-STRATTEC de Mexico.


STRATTEC
STRATTEC de Mexico (Plant 1) - Assembly Facility


STRATTEC de Mexico (Plant 2) - Key Finishing
ADAC-STRATTEC de Mexico
STRATTEC Power Access de Mexico

ADVANCED DEVELOPMENT

Research and development activities are centered around a dedicated research engineering staff we call our Advanced Development Group. This group has the responsibility for developing future products and processes that will keep us in the forefront of the markets we serve. Projects we are pursuing focus on electronic and mechanical access control products, modularization of related access/security control components and new manufacturing processes to reduce costs for ourselves and our customers. Once our Advanced Development Group establishes a proof-of-concept product utilizing new technology, further product development shifts to our engineering groups for commercialization and product applications.

VAST (VEHICLE ACCESS SYSTEMS TECHNOLOGY)

In fiscal 2001, we entered into a formal alliance with WITTE-Velbert GmbH, an automotive supplier based in Germany which designs, develops, manufactures and markets automotive access control products for European-based customers. This alliance consisted of two initiatives. The first was a set of legal agreements which allowed STRATTEC to manufacture and market WITTE's core products in North America, and WITTE to manufacture and market STRATTEC's core products in Europe. The second initiative was a 50-50 joint venture, WITTE-

STRATTEC LLC, to invest in operations with local partners in strategic markets outside of Europe and North America.

In February of 2006, we announced the expansion of this alliance and related joint venture with the addition of a third partner, ADAC Plastics, Inc. ADAC, of Grand Rapids, Michigan adds North American expertise in door handles, a part of WITTE's core product line that STRATTEC did not support, and an expertise in color-matched painting of these components.

With the expansion of the alliance, we can offer a full range of access control related products available on a global basis to support customer programs. To identify this powerful combination of independent companies focused on working together, we renamed the joint venture Vehicle Access Systems Technology LLC (VAST LLC). We now refer to the combination of the alliance structure and JV simply as "VAST". WITTE is now called WITTE Automotive, and ADAC is now doing business as ADAC Automotive. We have adopted a common graphic image in which we share a logo mark and colors, and a specific VAST logo used on the partners' printed and electronic presentation materials. What is now VAST LLC made investments with a local partner in Brazil in September, 2001, and local partners in China in March, 2002. VAST do Brasil remains a joint venture with our local partners there. However, during fiscal 2010, VAST LLC purchased the remaining 40 percent interest of its local partners in the China venture, and VAST China is now wholly owned by VAST LLC. This was an important step which gives STRATTEC a one-third interest in VAST China's activities in the important growing Chinese/Asia market.

VAST is the embodiment of STRATTEC's, WITTE's and ADAC's globalization strategy. We are developing VAST as a global brand with which we are jointly pursuing business with identified global customers. Those identified customers are General Motors, Ford, Volkswagen, Honda, Toyota, Renault/Nissan and Hyundai/Kia.

To manage our customer relationships and coordinate global ventures and activities, we have established a VAST Management Group led by a President. The Management Group also includes three Vice Presidents, one each from WITTE, STRATTEC and ADAC. With the focus provided by this Management Group, VAST is able to manage global programs with a single


VAST
Rear Compartment Lock Cylinders
Power Liftgates and Trunk Lids
Glove Box Lock Cylinders
Seat-back Latches
Ignition Lock Cylinders
Ignition Lock Housings
Hood Latches
Power and Manual Rear Compartment Latches
Door Handles
Door Latches
Door Lock Cylinders
Power Sliding Doors
STRATTEC and STRATTEC POWER ACCESS products
VAST partner products

point of contact for customers, with the added advantage of providing regional support from the partners' operating entities which, combined with VAST LLC's ventures in China and Brazil, and sales/engineering offices in Japan and Korea, provide our global footprint.

ADAC-STRATTEC de MEXICO

During fiscal 2007, we formed a joint venture with ADAC Automotive called ADAC-STRATTEC LLC including a wholly owned Mexican subsidiary ADAC-STRATTEC de Mexico (ASdM). The purpose of this joint venture is to produce certain ADAC and STRATTEC products utilizing ADAC's plastic molding expertise and STRATTEC's assembly capability. ASdM currently operates out of defined space in STRATTEC de Mexico Plant No. 2 located in Juarez, Mexico. Products from this joint venture include non-painted door handle components and exterior trim components for OEM customers producing in North America. STRATTEC owns 51% of this joint venture and its financial results are consolidated into STRATTEC's financial statements. In our fiscal years ending 2011 and 2010, ASdM represented $25.2 and $13.3 million, respectively of our consolidated net sales.



STRATTEC POWER ACCESS LLC

During fiscal year 2009, we formed a new subsidiary with WITTE Automotive called STRATTEC Power Access LLC (SPA) to acquire the North American business of the Delphi Power Products Group. WITTE is a 20 percent minority owner. SPA in turn owns a Mexican subsidiary, STRATTEC Power Access de Mexico. The purpose of this subsidiary is to produce power access devices for sliding side doors, liftgates and trunk lids. SPA de Mexico currently operates out of defined space in STRATTEC de Mexico Plant No. 2 manufacturing facilities located in Juarez, Mexico. Financial results for SPA are consolidated in STRATTEC's financial statements. As a new operation effective November 30, 2008, SPA had a negative impact on STRATTEC's fiscal 2009 operating results due to the overall economic slowdown that was experienced throughout the global economy. For fiscal years ending 2011 and 2010, SPA was profitable and represented $62.8 and $58.5 million, respectively of our consolidated net sales.



STRATTEC has just introduced BOLT, the world's first codeable padlock. In a simple one-step process, users can code the padlock to their vehicle key. This provides significant convenience by reducing the number of keys users need to secure their lockers, storage sheds and vehicle accessories such as tool boxes, trailer hitches, etc. You can buy this product direct at www.boltlock.com

SEASONAL NATURE OF THE BUSINESS

The manufacturing of components used in automobiles is driven by the normal peaks and valleys associated with the automotive industry. Typically, the months of July and August are relatively slow as summer vacation shutdowns and model year changeovers occur at the automotive assembly plants. September volumes increase rapidly as each new model year begins. This volume strength continues through October and into early November. As the holiday and winter seasons approach, the demand for automobiles slows, as does production. March usually brings a major sales and production increase, which then continues through most of June. This results in our first fiscal quarter sales and operating results typically being our weakest, with the remaining quarters being more consistent. The recession of 2008-2009 abnormally altered this pattern resulting in dramatically reduced production levels throughout the period. We believe the more normal peaks and valleys are returning as the auto industry emerges from recession.

GLOBAL PRESENCE



1. *STRATTEC - Milwaukee, Wisconsin*[1]
2. *STRATTEC de Mexico - Juarez, Mexico*[1]
3. *STRATTEC de Mexico - Key Finishing - Juarez, Mexico*[1]
4. *ADAC-STRATTEC de Mexico - Juarez, Mexico*
5. *STRATTEC Power Access de Mexico - Juarez, Mexico*
6. *ADAC Automotive - Grand Rapids and Muskegan, Michigan*[1]
7. *ADAC Automotive, STRATTEC and STRATTEC POWER ACCESS (Sales/Engineering Offices - Detroit, Michigan)*[1]
8. *WITTE Automotive - Velbert, Germany*[1]
9. *WITTE Automotive - Nejdek, Czech Republic*[1]
10. *VAST do Brasil - Sao Paulo, Brazil*[2]
11. *VAST Fuzhou - Fuzhou, China*[2]
12. *VAST Great Shanghai Co. - Shanghai, China*[2]
13. *VAST Shanghai Co. Ltd. - Taicang, China*[2]
14. *VAST Japan - Tokyo, Japan (Branch Office)*[2]
15. *VAST Korea - Anyang, Korea (Branch Office)*[2]

[1] Members of VAST. [2] Units of VAST LLC joint venture.

ECONOMIC VALUE COMMITMENT

The underlying philosophy of our business, and the means by which we measure our performance, is Economic Value Added (EVA®). Simply stated, economic value is created when our business enterprise yields a return greater than the cost of capital we and our shareholders have invested in STRATTEC. The amount by which our return exceeds the cost of our capital is EVA®. In line with this philosophy, EVA® bonus plans are in effect for all our U.S. associates, outside directors and many of our Mexico-based salaried associates as an incentive to help positively drive the business.

STRATTEC's significant market presence is the result of over a 100-year commitment to creating quality products and systems that are responsive to changing needs. As technologies advance and markets grow, STRATTEC retains that commitment to meeting and exceeding the expectations of our customers, and providing economic value to our shareholders.

2012 VEHICLES

We are proud to be associated with many of the quality vehicles produced in North America and elsewhere. The following model year 2012 cars and light trucks are equipped with STRATTEC products.

CARS AND CAR BASED UTILITY VEHICLES

Aston Martin DB9 *
Aston Martin DBS *
Aston Martin Rapide *
Aston Martin V8 Vantage *
Aston Martin V12 Vantage *
Buick Enclave
Buick Excelle *
Buick LaCrosse *
Buick Verano
Buick Regal *
Cadillac CTS
Cadillac SRX
Cadillac XTS
Chevrolet Aveo *
Chevrolet Camaro
Chevrolet Corvette
Chevrolet Cruze *
Chevrolet Equinox
Chevrolet Impala
Chevrolet Malibu
Chevrolet Orlando *
Chevrolet Sonic *
Chevrolet Traverse
Chevrolet Volt
Chrysler 200
Chrysler 300
Daewoo Gentra *
Dodge Avenger
Dodge Caliber
Dodge Challenger
Dodge Charger
Dodge Journey
Fiat Freemont
Fisker Karma *
Ford Edge
Ford Fiesta
Ford Flex
Ford Focus
Ford Fusion
Ford Mustang
Ford Taurus
GMC Acadia
GMC Terrain
Holden Commodore *
Honda Civic
Hyundai Veracruz *
Jeep Compass
Jeep Patriot
Lancia Thema
Lincoln MKS
Lincoln MKT
Lincoln MKX
Lincoln MKZ
Opel Ampera *
Opel Astra *
Opel Astra Van *
Opel Insignia *
Opel Zafira *
Saab 9-4X
Saab 9-5 *

LIGHT TRUCKS, VANS AND SPORT UTILITY VEHICLES

Buick GL8 *
Cadillac Escalade
Cadillac Escalade ESV
Cadillac Escalade EXT
Chevrolet Avalanche
Chevrolet Express Van
Chevrolet Silverado Pickup
Chevrolet Suburban
Chevrolet Tahoe
Chrysler Town & Country *
Dodge Durango
Dodge Grand Caravan
Dodge Nitro
Dodge Ram CV
Dodge Ram Dakota Pickup
Dodge Ram 1500/2500/3500 Pickup
Ford Expedition
Ford Explorer
Ford F-Series Pickup
Ford F-Series Super Duty
Ford Ranger Pickup
GMC Savana
GMC Sierra Pickup
GMC Yukon
Jeep Grand Cherokee
Jeep Liberty
Jeep Wrangler/Wrangler Unlimited
Kia Sedona
Lancia Grand Voyager
Lincoln Mark LT
Lincoln Navigator
Nissan Titan
Volkswagen Routan
VPG MV-1

* Vehicles produced outside of North America, or both in and outside North America.

The following Discussion and Analysis should be read in conjunction with STRATTEC SECURITY CORPORATION's accompanying Financial Statements and Notes thereto. Unless otherwise indicated, all references to years or quarters refer to fiscal years or fiscal quarters.

Purchase of Delphi Power Products Business

Effective November 30, 2008, STRATTEC SECURITY CORPORATION, in combination with WITTE Automotive of Velbert, Germany, completed the acquisition of certain assets, primarily equipment and inventory, and assumption of certain employee liabilities of Delphi Corporation's Power Products business for approximately $7.3 million. For the purposes of owning and operating the North American portion of this acquired business, STRATTEC established a new subsidiary, STRATTEC POWER ACCESS LLC ("SPA"), which is 80 percent owned by STRATTEC and 20 percent owned by WITTE. The purchase price of the North American portion of the acquired business totaled approximately $4.4 million, of which STRATTEC paid approximately $3.5 million. WITTE acquired the European portion of the business for approximately $2.4 million. Effective February 12, 2009, SPA acquired the Asian portion of the business for approximately $500,000.

The acquisition of the North American and Asian portions of this business by SPA was not material to STRATTEC's consolidated financial statements. Amortizable intangible assets acquired totaled $890,000 and are subject to amortization over a period of nine years. In addition, goodwill of approximately $223,000 was recorded as part of the transaction. The amortizable intangibles are included in Other Long-Term Assets in the Consolidated Balance Sheets. Refer to discussion of goodwill impairment under Analysis of Results of Operations below.

The financial results of SPA are consolidated with the financial results of STRATTEC and resulted in increased net income to STRATTEC of approximately $2.5 million and $545,000 during fiscal 2011 and fiscal 2010, respectively, and decreased net income to STRATTEC of approximately $2.1 million during fiscal 2009.

SPA designs, develops, tests, manufactures, markets and sells power systems to operate vehicle sliding side doors and rear compartment access points such as liftgates and trunk lids. In addition, the product line includes power cinching latches, cinching strikers and electronic control modules used in these systems. Current customers for these products supplied from North America are Chrysler Group LLC, Hyundai Kia Automotive Group (Korea), General Motors Company, Ford Motor Company and Yulon Group (Taiwan).

EXECUTIVE OVERVIEW

Historically, a significant portion of our total net sales are to domestic automotive OEM's (General Motors, Ford and Chrysler). During the past decade these customers continued to lose North American vehicle production share to the New Domestic automotive manufacturers (primarily the Japanese and Korean automotive manufacturers). In addition to our customers' market share, our financial performance depends in large part on conditions in the overall automotive industry, which in turn, are dependent upon the U.S. and global economies. During fiscal years 2011, 2010 and 2009, the domestic automotive OEMs together represented 66 percent, 67 percent and 66 percent, respectively, of our total sales.

Our financial results for fiscal year 2011, reflected a significant improvement compared to fiscal years 2010 and 2009, with 2009 being the worst year of operating results in our history. Fiscal 2011 net sales were $261 million compared to $208 million in 2010 and $126 million in 2009. Net income for fiscal 2011 was $5.4 million compared to $3.4 million in 2010 and a net loss of $6.1 million in 2009. The financial health of our three largest customers also improved during fiscal 2011. General Motors, Ford and Chrysler are now reporting profitable results after implementing significant restructuring plans that modified their cost structures by closing manufacturing facilities, reducing benefits and wages and eliminating certain models and brands in 2009 and 2010.

Prior to 2009, the normal yearly vehicle production build in North America ranged from 15 to 16 million vehicles. As we look out into the future, the July 2011 projections from our third-party forecasting service indicate that North American light vehicle production will show steady improvement for the next five years. By model year, we are expecting a 2011 build of 12.4 million vehicles, 13.9 million vehicles for 2012, 14.5 million vehicles for 2013, 15.5 million vehicles for 2014 and 16.1 million vehicles for 2015. As part of this forecast, General Motors Company and Ford Motor Company are expected to experience modest increases in their production levels during this time period. Chrysler Group LLC is expected to increase production in model years 2012 and 2013, but decline starting in model year 2014, primarily due to the forecasting uncertainty and risk in Fiat's future vehicle product plans for the Chrysler Group. Of course all of these forecasts are subject to variability based on what happens in the overall economy, especially as it relates to the current level of high unemployment, continued tight credit markets, relatively low home equity values, fluctuating fuel prices and other key factors that we believe could determine whether consumers can or will purchase new vehicles.

Focus and Strategy Going Forward

STRATTEC's long-term strategy is focused on maximizing long-term shareholder value by driving profitable growth. Our management believes productivity improvements and cost reductions are critical to our competitiveness, while enhancing the value we deliver to our customers. In order to accomplish this, we are pursuing the following objectives as summarized below:

- Streamline and standardize processes to increase productivity
- Maintain a disciplined and flexible cost structure to leverage scale and optimize asset utilization and procurement
- Maintain our strong financial position by deploying capital spending targeted for growth and productivity improvement
- Leverage the "VAST Brand" with customer relationships to generate organic growth from global programs
- Offer our customers innovative products and cost savings solutions to meet their changing demands
- Explore and execute targeted mergers and acquisitions with a disciplined due diligence approach and critical financial analysis to drive shareholder value

We use several key performance indicators to gauge progress toward achieving these objectives. These indicators include net sales growth, operating margin improvement, return on capital employed and cash flow from operations, etc.

RESULTS OF OPERATIONS

The following is a discussion and analysis of our financial position and results of operations for the periods ended July 3, 2011 and June 27, 2010.

2011 *Compared to* 2010

Net sales were $260.9 million in 2011 compared to $208.0 million in 2010. Our 2011 fiscal year was 53 weeks while our 2010 fiscal year was the typical 52 weeks. The impact of the additional week of customer shipments during the current year increased sales by approximately $4.5 million. Sales to our largest customers overall increased in the current year compared to the prior year levels due to higher customer vehicle production volumes and the additional week of customer shipments. Higher value content on certain new products also contributed to the net sales improvement. Sales to Chrysler Group LLC were $80.9 million in the current year compared to $68.2 million in the prior year. Sales to General Motors Company were $63.6 million in the current year compared to $51.7 million in the prior year. Included in the prior year sales to General Motors were $5.0 million of sales to Nexteer Automotive, formerly a unit of Delphi Corporation, which was owned by General Motors from October 2009 through November 2010. Current year sales to General Motors included $3.0 million of Sales to Nexteer Automotive through November 2010. Sales to Ford Motor Company increased to $26.9 million in the current year compared to $18.4 million in the prior year. Sales to Hyundai/Kia were $15.7 million in the current year compared to $13.2 million in the prior year. In the current year, net sales were reduced by $650,000 for a customer price concession granted in the third quarter. In the prior year period certain historical customer pricing issues were resolved which increased our net sales during that period by approximately $1.2 million. This $1.2 million pricing issue was related to a specific vehicle program and was fully resolved as of the end of the prior year.

Gross profit as a percentage of net sales was 16.2 percent in the current year compared to 15.9 percent in the prior year. The current year gross margin was favorably impacted by increased customer vehicle production volumes which resulted in more favorable absorption of our fixed manufacturing costs, by reduced expedited freight and overtime costs of approximately $2.8 million as compared to the prior year and by lower expense provisions of approximately $270,000 for the accrual of bonuses under our Economic Value Added (EVA®) Incentive Bonus Plans. Increased expedited freight and overtime costs during the prior year were incurred during the months of September, October and November 2009 to meet significantly increased production requirements from our largest customers as they continued to rebuild retail inventories following the U.S. Government's "Cash for Clunkers" program that ended in August 2009. These favorable impacts were partially offset by a combination of the $650,000 adjustment for a customer price concession noted above, increased warranty costs of approximately $200,000, higher purchased raw material costs for brass and an unfavorable Mexican Peso to U.S. dollar exchange rate which increased the U.S. dollar cost of our Mexican operations. Warranty provisions totaled $2.8 million in the current year compared to $2.6 million in the prior year. Historically, we had experienced relatively low warranty charges from our customers due to our contractual arrangements and improvements in the quality, reliability and durability of our products. More recently, our largest customers extended the warranty protection for their vehicles and have since demanded higher warranty cost sharing arrangements from their suppliers, including STRATTEC. The current and prior year warranty provisions included additional accruals to address the warranty exposure related to the demand for higher warranty cost sharing. The current year provision also included $1.15 million related to our share of costs associated with a customer's specific warranty claim involving one of our products. The average brass price paid per pound increased to $3.93 in the current period from $3.29 in the prior year period. During the current year, we used approximately 1.0 million pounds of brass. This resulted in increased brass costs of approximately $650,000 in the current year compared to the prior year. The average U.S. dollar/Mexican peso exchange rate decreased to approximately 12.25 pesos to the dollar in the current year from approximately 12.96 pesos to the dollar in the prior year. This resulted in increased U.S. dollar costs related to our Mexican operations of approximately $1.9 million in the current year compared to the prior year. Also impacting the prior year gross profit margin was a curtailment loss related to our qualified defined benefit pension plan. An amendment to this plan, which became effective January 1, 2010, discontinued the benefit accruals for salary increases and credited service rendered after December 31, 2009. A curtailment loss related to unrecognized prior service cost of $505,000 was recorded in the accompanying Condensed Consolidated Statement of Operations and Comprehensive Income for fiscal 2010, of which approximately $375,000 increased cost of goods sold and approximately $130,000 increased engineering, selling and administrative expenses.

Engineering, selling and administrative expenses were $33.4 million in the current year compared to $29.9 million in the prior year. The increase in operating expenses during the current period was primarily attributed to higher spending for new product development and an additional week of expense as a result of the 53 week fiscal year, partially offset by lower incentive bonus expense provisions of approximately $450,000. Also, expenses in the prior year were lower due to temporary actions implemented with respect to the U.S. salaried work force to help conserve cash during the recent recession. These actions included reductions in wages and the Company 401(k) match, as well as cost savings related to several unpaid work furlough days. As discussed above, a curtailment loss of $130,000 was included in the prior year period costs.

An annual goodwill impairment analysis was completed during 2010 related to the goodwill recorded as part of the acquisition of SPA in November 2008. A $223,000 impairment charge to write off the goodwill balance was recorded in the prior year as a result of this analysis.

In 1995, we recorded a provision of $3 million for estimated costs to remediate an environmental contamination site at our Milwaukee facility. The site was contaminated by a solvent spill, which occurred in 1985, from a former above ground solvent storage tank located on the east side of the facility. The reserve was originally established based on estimates to adequately cover the cost for active remediation of the contamination. Due to changing technology and related costs associated with active remediation of the contamination, an updated analysis and estimate was obtained during 2010. The reserve was reduced during the prior year by approximately $1.1 million to reflect the revised monitoring and remediation cost estimate. From 1995 through July 3, 2011, costs of approximately $400,000 have been incurred related to the installation of monitoring wells on the property and other ongoing monitoring costs.

In 2009, we recorded a $500,000 provision for doubtful accounts in connection with Chrysler LLC's filing for Chapter 11 bankruptcy protection for certain of their U.S. legal entities on April 30, 2009. All uncollectible receivables related to the bankruptcy were written off against the $500,000 reserve during 2010. However, as a result of subsequent payments received from Chrysler, $421,000 of the $500,000 provision was recorded as a recovery of allowance for doubtful accounts in 2010.

Income from operations in the current year was $8.7 million compared to $4.4 million in the prior year. This improvement was the result of the increase in sales and gross profit margin as discussed above.

Our effective income tax rate for 2011 was 25.1 percent compared to 29.7 percent in 2010. The reduction in the calculated effective rate is primarily due to an increase in the non-controlling interest portion of our pre-tax net income. Both the 2011 and 2010 tax rates were impacted by a lower effective tax rate for income subject to tax in Mexico as compared to the effective tax rate for income subject to tax in the U.S. As of July 3, 2011, we have a valuation allowance of $209,000 related to our assessment of the future realization of certain state operating loss carry-forwards and capital loss carry-forward benefits.

2010 *Compared to* 2009

Net sales were $208.0 million in 2010 compared to $126.1 million in 2009. Sales to our largest customers overall increased in 2010 compared to 2009 primarily due to higher vehicle production volumes. Sales to General Motors Company in 2010 were $51.7 million compared to $39.2 million in 2009. Included in the 2010 sales to General Motors were $5.0 million of sales to

Nexteer Automotive, formerly a unit of Delphi Corporation, which was owned by General Motors from October 2009 through November 2010. Sales to Chrysler Group LLC were $68.2 million in 2010 compared to $31.9 million in 2009 and sales to Ford Motor Company were $18.4 million in 2010 compared to $12.6 million in 2009. In 2010, sales generated by SPA to Hyundai/Kia were $13.2 million. Also, in 2010 historical customer pricing issues were resolved which increased our sales by approximately $1.2 million. The pricing issues related to a specific vehicle program and were fully resolved during fiscal 2010.

Gross profit as a percentage of net sales was 15.9 percent in 2010 compared to 10.5 percent in 2009. The improvement in the gross profit margin was primarily the result of higher customer vehicle production volumes compared to 2009, which increased overhead absorption of our manufacturing costs, partially offset by expense provisions for the accrual of bonuses earned under our Economic Value Added (EVA®) Incentive Bonus Plans, increased warranty costs and expedited freight and overtime costs incurred to meet significantly increased production requirements from our largest customers. Also impacting 2010 were lower purchased raw material costs for zinc. During 2010, we significantly exceeded our planned financial targets on which payouts under our incentive bonus plans are based. Our operating results therefore reflected incentive bonus expense provisions of $5.2 million in 2010 of which $2.6 million impacted our gross profit. No bonuses were provided for or paid in 2009. Warranty provisions totaled $2.6 million in 2010 compared to $362,000 in 2009. Historically, we had experienced relatively low warranty charges from our customers due to our contractual arrangements and improvements in the quality, reliability and durability of our products. More recently, our largest customers extended the warranty protection for their vehicles and have since demanded higher warranty cost sharing arrangements from their suppliers, including STRATTEC. The 2010 warranty provisions included additional accruals to address the warranty exposure related to the demand for higher warranty cost sharing. Expedited freight and overtime costs incurred to meet significantly increased production requirements from our largest customers totaled $5.0 million in 2010 compared to $1.1 million in 2009. The average zinc price paid per pound decreased to $1.03 in 2010 from $1.21 in 2009. During 2010, we used approximately 8.6 million pounds of zinc. This resulted in decreased zinc costs of approximately $1.5 million in 2010 compared to 2009. Also impacting the 2010 gross margin was a curtailment loss related to our qualified defined benefit pension plan. An amendment to this plan, which became effective January 1, 2010, discontinued the benefit accruals for salary increases and credited service rendered after December 31, 2009. As a result of the amendment, a curtailment loss related to unrecognized prior service cost of $505,000 was recorded, of which approximately $375,000 increased cost of goods sold and approximately $130,000 increased engineering, selling and administrative expenses. Additionally, the 2009 year was negatively impacted by approximately $205,000 of relocation costs related to the move from our leased facility in Juarez, Mexico to our new owned manufacturing facility in Juarez, a non-recurring inventory adjustment of $152,000 and severance costs of $154,000 relating to a work force reduction in Mexico in January 2009. Construction of our new Mexican facility was completed in November 2008, and the move from our leased facility in Juarez to our new facility was completed in February 2009. The non-recurring inventory adjustment resulted from finished goods inventory that was acquired in the Delphi Power Products business acquisition. The value of the finished goods inventory acquired was adjusted to its selling price less costs to sell, and gross profit was negatively impacted by the inventory that was sold during the year.

Engineering, selling and administrative expenses were $29.9 million in 2010, compared to $25.5 million in 2009. The increase was primarily attributable to 2010 including twelve months of expenses for SPA engineering and administrative personnel compared to only seven months in 2009 as a result of the timing of the acquisition of this business and to the EVA® incentive bonus expense provisions described above. EVA® incentive bonus expense provisions impacting engineering, selling and administrative expenses totaled $2.6 million during 2010 compared to no provision in 2009. Also, as previously discussed, included in the 2010 expense was a curtailment loss of $130,000.

An annual goodwill impairment analysis was completed during 2010 related to the goodwill recorded as part of the acquisition of SPA in November 2008. A $223,000 impairment charge to write off the goodwill balance was recorded as a result of this analysis.

In 1995, we recorded a provision of $3 million for estimated costs to remediate an environmental contamination site at our Milwaukee facility. The site was contaminated by a solvent spill, which occurred in 1985, from a former above ground solvent storage tank located on the east side of the facility. The reserve was originally established based on estimates to adequately cover the cost for active remediation of the contamination. Due to changing technology and related costs associated with active remediation of the contamination, an updated analysis and estimate was obtained during 2010. The reserve was reduced by approximately $1.1 million to reflect the revised monitoring and remediation cost estimate. From 1995 through June 27, 2010, costs of approximately $400,000 had been incurred related to the installation of monitoring wells on the property and other ongoing monitoring costs.

In 2009, we recorded a $500,000 provision for doubtful accounts in connection with Chrysler LLC's filing for Chapter 11 bankruptcy protection for certain of their U.S. legal entities on April 30, 2009. All uncollectible receivables related to the bankruptcy were written off against the $500,000 reserve during 2010. However, as a result of subsequent payments received from Chrysler, $421,000 of the $500,000 provision was recorded as a recovery of allowance for doubtful accounts during 2010.

Income from operations in 2010 was $4.4 million compared to a loss from operations of $12.7 million in 2009. This improvement was the result of the increase in sales and gross profit margin as discussed above.

Interest income was $86,000 in 2010 compared to $731,000 in 2009. The decrease was due to both lower invested cash and cash equivalent balances and lower investment returns on these assets in 2010 compared to 2009.

Equity earnings of joint ventures increased to $1.0 million in 2010 from $245,000 in 2009. The improvement in equity earnings of joint ventures was primarily due to the favorable economic conditions in China and an increase in our ownership percentage resulting from the November 20, 2009 purchase by VAST LLC of the non-controlling interest of its two Chinese joint ventures, VAST Fuzhou and VAST Great Shanghai.

Net other income was $312,000 in 2010 compared to $804,000 in 2009. The decrease was primarily due to transaction losses resulting from foreign currency transactions entered into by our Mexican subsidiaries of $283,000 in 2010 compared to transaction gains of $918,000 in 2009. The foreign currency transaction impact was partially offset by gains on the Rabbi Trust which funds our supplemental executive retirement plan totaling $431,000 in 2010 compared to losses of $393,000 in 2009. The investments held in the Rabbi Trust are considered trading securities.

Our effective income tax rate for 2010 was 29.7 percent compared to 38.0 percent in 2009. The 2010 tax rate was impacted by a lower effective tax rate for income subject to tax in Mexico as compared to the effective tax rate for income subject to tax in the U.S. The 2009 tax rate was impacted by a higher U.S. effective tax rate applied to pre-tax U.S. losses and a lower Mexican tax rate being applied to pre-tax income in Mexico. The overall U.S. effective tax rate differed from the Federal statutory tax rate primarily due to the lower Mexican tax rate. As of June 27, 2010, a valuation allowance of $152,000 was recorded due to our assessment of the future realization of certain capital loss carryforward benefits.

LIQUIDITY AND CAPITAL RESOURCES

Our primary source of cash flow is from our major customers, which include General Motors Company, Ford Motor Company and Chrysler Group LLC. As of the date of filing this Annual Report with the Securities and Exchange Commission, all of our customers are making payments on their outstanding accounts receivable in accordance with the payment terms included on their purchase orders. A summary of our outstanding receivable balances from our major customers as of July 3, 2011 is as follows (in thousands of dollars):

General Motors	$ 9,208
Ford	$ 4,372
Chrysler	$12,103

On April 30, 2009, Chrysler LLC and on June 1, 2009 General Motors Corporation filed for Chapter 11 bankruptcy protection for certain of their U.S. legal entities. During 2009, we increased our provision for bad debts by $500,000 to cover the portion of the pre-bankruptcy receivable balances which we believed could be uncollectible. During 2010, $421,000 of amounts previously written-off were paid and recorded as a recovery of doubtful accounts, and all remaining uncollectible amounts related to the bankruptcy filings were written off against the reserve.

Cash flow provided by operating activities was $8.4 million in 2011 compared to $10.1 million in 2010. The impact of the improvement in our overall operating results during 2011 was offset by the August 2010 payment of approximately $5 million in bonuses, which were earned during fiscal 2010 under our incentive bonus plans. There were no bonus payments made in the prior year. Pension contributions to our qualified plan totaled $2.0 million during the current year compared to $4.0 million during the prior year.

On February 26, 2009, our Board of Directors took action to suspend payment of our $0.15 per common share quarterly dividend to conserve cash. On August 4, 2010, our Board of Directors declared a special one-time cash dividend of $1.20 per common share payable on October 29, 2010 to shareholders of record on October 8, 2010. The special dividend totaled approximately $4.0 million and was funded with current cash balances. Although we believe the outlook for our business is generally positive, the uncertain strength of economic recovery in North America, and the effect that this and the recent restructuring of our two largest customers may have on

STRATTEC have resulted in both management and our Board being cautious about fully reinstating our regular dividend. However, our Board of Directors, on August 23, 2011, decided to partially reinstate our regular quarterly dividend declaring a quarterly cash dividend of $0.10 per common share, payable September 30, 2011, to shareholders of record as of September 15, 2011. The quarterly dividend will total approximately $350,000, or $1.4 million annually, and will be funded by current cash balances.

Our accounts receivable balance increased approximately $3.5 million to $39.6 million at July 3, 2011 from $36.1 million at June 27, 2010. The increase was primarily the result of the increased sales experienced in 2011 as discussed under Results of Operations herein. Our inventory balances increased approximately $5.0 million to $22.1 million at July 3, 2011 from $17.1 million at June 27, 2010. The increase was primarily the result of increased production volumes as discussed under Results of Operations herein.

The accrued pension obligations balance includes our qualified plan and our supplemental executive retirement plan (SERP). The change in the accrued pension obligations balance during 2011 is the result of the net impact of pension contributions, the actuarially calculated pension expense and the impact of the change in the funded status of the plans due to better than projected returns on plan assets. The 2011 pre-tax funded status adjustment decreased our accrued pension obligation balance by $13.9 million at July 3, 2011 compared to June 27, 2010. The resulting tax impact decreased our long-term deferred income tax asset balance by $5.3 million.

Capital expenditures were $9.5 million in 2011 compared to $6.9 million in 2010. Expenditures were primarily in support of requirements for new product programs and the upgrade and replacement of existing equipment. We anticipate capital expenditures will be approximately $7 million to $8 million in fiscal 2012 in support of requirements for new product programs and the upgrade and replacement of existing equipment.

As a result of VAST LLC's purchase of the remaining non-controlling interest of its two Chinese joint ventures in November 2009, a loan of $2.5 million was made from STRATTEC to VAST LLC during 2010 related to STRATTEC's share of the purchase price due under this transaction. A repayment of $1 million of the loan balance was received during 2010. In addition, a $2.1 million stand-by letter of credit was issued by VAST LLC, and guaranteed by STRATTEC, related to the remaining amount due on this transaction. This resulted in $2.1 million of cash being restricted as of June 27, 2010. The final payment related to this transaction was made by VAST LLC on October 28, 2010 resulting in the cancellation of the stand-by letter of credit, and the associated guarantee by STRATTEC. The $2.1 million of previously restricted cash became available for operations during the current year.

Our Board of Directors has authorized a stock repurchase program to buy back outstanding shares of our common stock. Shares authorized for repurchase under the program totaled 3,839,395 at July 3, 2011. Over the life of the repurchase program through July 3, 2011, a total of 3,655,322 shares have been repurchased at a cost of approximately $136.4 million. During fiscal year 2011, no shares were repurchased. Additional repurchases may occur from time to time and are expected to continue to be funded by cash flow from operations and current cash balances. Based on the current economic environment we anticipate minimal or no stock repurchase activity in fiscal year 2012.

As of July 3, 2011, we had a $20 million unsecured line of credit ("Line of Credit") with M&I Marshall & Ilsley Bank, which was scheduled to expire October 30, 2011. Interest on borrowings under our line of credit was at varying rates based on the London Interbank Offering Rate with a minimum annual rate of 4 percent. The Line of Credit was not subject to any covenants. Effective August 1, 2011, the $20 million unsecured Line of Credit was replaced with a $25 million secured revolving credit facility ("Credit Facility") with BMO Harris Bank N.A. BMO Harris Bank is a unit of Bank of Montreal which acquired M&I Marshall & Ilsley Bank effective July 5, 2011. M&I Marshall & Ilsley Bank is being assimilated into BMO Harris Bank. The credit facility expires August 1, 2014. Interest on borrowings under the Credit Facility is at varying rates based, at our option, on the London Interbank Offering Rate plus one percent or the bank's prime rate. The Credit Facility contains a restrictive financial covenant that requires us to maintain a minimum net worth level. There were no outstanding borrowings at July 3, 2011 or June 27, 2010. There were no borrowings under any third party debt facilities during 2011, 2010 or 2009. We believe that the Credit Facility is adequate, along with existing cash balances and cash flow from operations, to meet our anticipated capital expenditure, working capital, dividend and operating expenditure requirements.

Over the past several years, we have been impacted by rising health care costs, which have increased our cost of employee medical coverage. A portion of these increases have been offset by plan design changes and employee wellness initiatives. We have also been impacted by increases in the market price of zinc and brass and inflation in Mexico, which impacts the U. S. dollar costs of our Mexican operations. We have negotiated raw material price adjustments clauses with certain, but not all, of our customers to offset some of the market price fluctuations in the cost of zinc. As of July 3, 2011, we have outstanding agreements with Bank of Montreal, which were effective January 2011 that provide for two weekly Mexican peso currency option contracts for a portion of our weekly estimated peso denominated operating costs through July 6, 2012. The weekly option contracts are for equivalent notional amounts. One provides for the purchase of Mexican pesos at a U.S. dollar/Mexican peso exchange rate of 11.85 if the spot rate at the weekly expiry date is below 11.85. The second provides for the purchase of Mexican pesos at a U.S. dollar/Mexican peso exchange rate of 12.85 if the spot rate at the weekly expiry date is above 12.85. Our objective in entering into these currency option contracts is to minimize our earnings volatility resulting from changes in exchange rates affecting the U.S. dollar cost of our Mexican operations. The Mexican peso option contracts are not used for speculative purposes and are not designated as hedges, and as a result, all currency option contracts are recognized in our accompanying consolidated financial statements at fair value and changes in the fair value of the currency option contracts are reported in current earnings as part of Other Income, net in our accompanying Consolidated Statements of Operations and Comprehensive Income (Loss). The premiums to be paid and received under the two Mexican peso currency option contracts net to zero, and as a result, premiums related to the contracts did not impact our earnings. The following table quantifies the outstanding Mexican peso currency option contracts and the corresponding impact on the value of these instruments assuming a 10 percent appreciation/depreciation of the U.S. dollar relative to the Mexican peso on July 3, 2011 (thousands of dollars):

				Foreign Exchange Gain/(Loss) From:	
	Notional Amount	Option Contractual Exchange Rate	Fair Value	10% Appreciation of U.S. Dollar	10% Depreciation of U.S. Dollar
Buy MXP/Sell USD	$14,061	11.85	$ 414	$(389)	$1,586
Buy MXP/Sell USD	$14,061	12.85	$(169)	$(281)	$ 169

The fair market value of all outstanding peso option contracts in the accompanying Consolidated Balance Sheets was as follows (thousands of dollars):

	Other Current Assets	
	July 3, 2011	June 27, 2010
Not Designated as Hedging Instruments:		
Mexican Peso Option Contracts	$245	$ -

The pre-tax effects of the peso option contracts on the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss) consisted of the following (thousands of dollars):

	Other Income, net	
	July 3, 2011	June 27, 2010
Not Designated as Hedging Instruments:		
Mexican Peso Option Contracts – Unrealized Gain	$ 414	$ -
Mexican Peso Option Contracts – Realized Gain	$ 33	$ -
Mexican Peso Option Contracts – Unrealized Loss	$(169)	$ -
Mexican Peso Option Contracts – Realized Loss	$ -	$ -

In August 2011, we entered into additional agreements with Bank of Montreal that provide for two weekly Mexican peso currency option contracts covering a portion of our estimated peso denominated operating costs for the period July 6, 2012 through June 28, 2013. The notional amounts of each of the two weekly contracts total approximately $10.2 million over this period. One set of contracts provides for the purchase of Mexican pesos at an average U.S. dollar/Mexican peso exchange rate of 12.40 if the spot rate at the weekly expiry date is below 12.40. The second set of contracts provides for the purchase of Mexican pesos at an average U.S. dollar/Mexican peso exchange rate of 13.40 if the spot rate at the weekly expiry date is above 13.40. Our objective in entering into these currency option contracts is to minimize our earnings volatility resulting from changes in exchange rates affecting the U.S. dollar cost of our Mexican operations. The Mexican peso option contracts are not used for speculative purposes and are not designated as hedges.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Contractual obligations are as follows as of July 3, 2011 (thousands of dollars):

	Payments Due By Period				
Contractual Obligation	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Operating Leases	$ 1,953	$ 625	$ 1,048	$ 280	$ -
Other Purchase Obligations	29,091	10,484	15,604	3,003	-
Pension and Postretirement Obligations[a]	6,134	6,134	-	-	-
Total	$37,178	$17,243	$16,652	$3,283	$ -

[a] As disclosed in our Notes to Financial Statements, estimated cash funding related to our pension and postretirement benefit plans is expected to total $6.1 million in 2012. Because the timing of funding related to these plans beyond 2012 is uncertain, and is dependent on future movements in interest rates and investment returns, changes in laws and regulations, and other variables, pension and postretirement outflows beyond 2012 have not been included in the table above.

Liabilities recognized for uncertain tax benefits of $1.7 million are not presented in the table above due to uncertainty as to amounts and timing regarding future payments.

JOINT VENTURES

We participate in certain Alliance Agreements with WITTE Automotive ("WITTE") and ADAC Automotive ("ADAC"). WITTE, of Velbert, Germany, is a privately held automotive supplier. WITTE designs, manufactures and markets components including locks and keys, hood latches, rear compartment latches, seat back latches, door handles and specialty fasteners. WITTE's primary market for these products has been Europe. ADAC, of Grand Rapids, Michigan, is a privately held automotive supplier and manufactures engineered products, including door handles and other automotive trim parts, utilizing plastic injection molding, automated painting and various assembly processes.

The Alliance provides a set of cross-licensing agreements for the manufacture, distribution and sale of WITTE products by STRATTEC and ADAC in North America, and the manufacture, distribution and sale of STRATTEC and ADAC products by WITTE in Europe. Additionally, a joint venture company, Vehicle Access Systems Technology LLC ("VAST LLC"), in which WITTE, STRATTEC and ADAC each hold a one-third interest, exists to seek opportunities to manufacture and sell the companies' products in areas of the world outside of North America and Europe.

VAST do Brasil, a joint venture between VAST LLC and Ifer do Brasil Ltda., was formed to service customers in South America. VAST Fuzhou and VAST Great Shanghai (collectively known as VAST China), began as joint ventures between VAST LLC and Taiwanese partners to provide a base of operations to service our automotive customers in the Asian market. Effective November 20, 2009, VAST LLC purchased the remaining 40 percent interest of these two Chinese joint ventures, which was held by our former Taiwanese partners, for $9.6 million. VAST LLC now owns 100 percent of the two Chinese joint ventures. VAST LLC also maintains branch offices in South Korea and Japan in support of customer sales and engineering requirements.

The VAST LLC investments are accounted for using the equity method of accounting. The activities related to the VAST LLC joint ventures resulted in equity in earnings of joint ventures to STRATTEC of approximately $1.2 million during 2011, $1 million during 2010 and $245,000 during 2009. During the current year, the VAST partners made capital contributions to VAST totaling $1,350,000 in support of general operating expenses. STRATTEC's portion of the capital contributions totaled $450,000.

In fiscal year 2007, we entered into a joint venture with ADAC forming ADAC-STRATTEC LLC, a Delaware limited liability company. The joint venture was created to establish injection molding and door handle assembly operations in Mexico. STRATTEC originally held a 50.1 percent interest in ADAC-STRATTEC LLC. Effective June 28, 2010, STRATTEC purchased an additional .9 percent interest from ADAC and now owns 51 percent. A Mexican entity, ADAC-STRATTEC de Mexico, exists and is wholly owned by ADAC-STRATTEC LLC. ADAC-STRATTEC LLC's financial results are consolidated with the financial results of STRATTEC and resulted in increased net income to STRATTEC of approximately $910,000 in 2011, approximately $114,000 in 2010, and no change in net income to STRATTEC in 2009.

Effective November 30, 2008, STRATTEC established a new entity, STRATTEC POWER ACCESS LLC ("SPA"), which is 80 percent owned by STRATTEC and 20 percent owned by WITTE. SPA operates the North American portion of the Power Products business which was acquired from Delphi Corporation. The financial results of SPA are consolidated with the financial results of STRATTEC and resulted in increased net income to STRATTEC of approximately $2.5 million in 2011, approximately $545,000 in 2010 and decreased net income to STRATTEC by approximately $2.1 million in 2009.

OTHER MATTERS

Health care reform legislation was recently enacted by the Federal government. We are currently evaluating the legislation to determine its effects on our plan structure, future operating results and financial position.

RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2010, the Financial Accounting Standard Board ("FASB") issued guidance that requires reporting entities to make new disclosures about recurring or nonrecurring fair value measurements, including significant transfers into and out of Level 1 and Level 2 fair value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. The guidance is currently effective and the required disclosures are included in our Notes to Financial Statements under Organization and Summary of Significant Accounting Policies - Fair Value of Financial Instruments.

CRITICAL ACCOUNTING POLICIES

We believe the following represents our critical accounting policies:

Pension and Postretirement Health Benefits – Pension and postretirement health obligations and costs are developed from actuarial valuations. The determination of the obligation and expense for pension and postretirement health benefits is dependent on the selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in the Notes to Financial Statements and include, among others, the discount rate, expected long-term rate of return on plan assets, retirement age and rates of increase in compensation and health care costs. We evaluate and update all of the assumptions annually on June 30, the measurement date. Refer to Notes to Financial Statements for the impact of the pension and postretirement plans on the financial statements.

We determine the discount rate used to measure plan liabilities using prevailing market rates of a large population of high-quality, non-callable, corporate bonds currently available that, if the obligation was settled at the measurement date, would provide the necessary future cash flows to pay the benefit obligation when due. Using this methodology, we determined a discount rate of 5.57 percent to be appropriate as of June 30, 2011, which is an increase of .16 percentage points from the rate of 5.41 percent used at June 30, 2010. The impact of this change decreased our year-end 2011 projected pension benefit obligations by approximately $1.7 million, the year-end 2011 accumulated pension benefit obligations by approximately $1.7 million and the year-end 2011 accumulated postretirement obligation by approximately $23,000. This change is also expected to decrease our 2012 pension expense by $142,000 and increase our postretirement expense by $3,000. Pension expense increases as the discount rate decreases. Lowering our 2011 discount rate assumption by 50 basis points would have increased our 2011 pension expense by approximately $420,000.

As of June 30, 2010, we updated the termination rates for the qualified pension plan and the postretirement plan. The impact of this change decreased our year-end 2010 projected pension benefit obligations by approximately $513,000 and our year end accumulated postretirement obligation by approximately $38,000. This change also increased our 2011 pension expense by approximately $130,000 and postretirement expense by approximately $6,000.

As of January 1, 2010, the qualified defined benefit pension plan was amended discontinuing the benefit accrual for salary increases and credited service rendered after December 31, 2009. As a result, a curtailment loss related to the unrecognized prior service cost of $505,000 was recorded during fiscal 2010.

As of June 30, 2009, we decreased the salary scale from 3.5% to 3%. The impact of this change decreased our year-end 2009 projected pension benefit obligations by approximately $652,000 and increased our year-end 2009 accumulated pension benefit obligations by approximately $253,000. This change decreased our 2010 pension expense by $179,000.

A significant element in determining the pension expense is the expected return on plan assets. Our assumption for the expected return on plan assets is based on historical results for similar allocations among asset classes and was 8.25 percent for 2009, 8.0 percent for 2010 and 2011 and 7.8 percent for 2012. The changes to this assumption reduced the expected return on plan assets by approximately $200,000 in both 2009 and 2010, had no impact in 2011 and reduced the expected return on plan assets by approximately $165,000 in 2012. Refer to Notes to Financial Statements for additional information on how this rate was determined. Pension expense increases as the expected rate of return on plan assets decreases. Lowering the 2011 expected rate of return assumption for our plan assets by 50 basis points would have increased our 2011 pension expense by approximately $400,000.

The difference between the expected return and actual return on plan assets is deferred and, under certain circumstances, amortized over future years of service. Therefore, the deferral of past asset gains and losses ultimately affects future pension expense. This is also the case with changes to actuarial assumptions, including discount rate assumptions, pay rate assumptions, mortality assumptions, turnover assumptions and other demographic assumptions. As of June 30, 2011, we had $30.3 million of net unrecognized pension actuarial losses, which included deferred asset losses of $726,000. As of June 30, 2011, we had unrecognized postretirement actuarial losses of $7.4 million. These amounts represent potential future pension and postretirement expenses that would be amortized over average future service periods. The average remaining service period is about 9 years for the pension plans and 10 years for the postretirement plan.

During fiscal years 2011, 2010 and 2009, we voluntarily contributed $2 million, $4 million and $3 million, respectively, to our qualified pension plan. Future pension contributions are expected to be approximately $2 million annually depending on market conditions. We have evaluated the potential impact of the Pension Protection Act (the "Act"), which was passed into law on August 17, 2006, on future pension plan funding requirements based on current market conditions. The Act has not had and is not anticipated to have in future periods a material effect on our level of future funding requirements or on our liquidity and capital resources.

A significant element in determining the postretirement health expense is the health care cost trend rates. We develop these rates based on historical cost data, the near-term outlook and an assessment of likely long-term trends. Changes in the health care cost trend rate assumption will have a significant effect on the postretirement benefit amounts reported. As of January 1, 2011, we updated the health care cost trend assumption. The impact of this change increased our year-end 2011 accumulated postretirement obligation by approximately $139,000. This change is also expected to increase our 2012 postretirement expense by approximately $20,000. Refer to Notes to Financial Statements for an analysis of the impact of a one percent change in the trend rate.

As of January 1, 2010, the postretirement health care benefit plan was amended to limit future eligible retirees' benefits under the plan to $4,000 per year for a maximum of five years. This change decreased the year-end 2010 postretirement benefit obligation by approximately $3.4 million and decreased 2011 postretirement expense by approximately $645,000.

While we believe that the assumptions used are appropriate, significant differences in the actual experience or significant changes in the assumptions may materially affect our pension and postretirement health obligations and future expense.

Liability for Uncertain Tax Positions – We are subject to income taxation in many jurisdictions around the world. Significant management judgment is required in the accounting for income tax contingencies because the outcomes are often difficult to determine. We are required to measure and recognize uncertain tax positions that we have taken or expect to take in our income tax returns. The benefit of an uncertain tax position can only be recognized in the financial statements if management concludes that it is more likely than not that the position will be sustained with the tax authorities. For a position that is likely to be sustained, the benefit recognized in the financial statements is measured at the largest amount that is greater than 50 percent likely of being realized. A reserve is established for the difference between a position taken in an income tax return and the amount recognized in the financial statements. Refer to the discussion of Income Taxes included in the Notes to Financial Statements on page 40 of this 2011 Annual Report.

Other Reserves – We have reserves such as an environmental reserve, a warranty reserve, an incurred but not reported claim reserve for self-insured health plans, a workers' compensation reserve, an allowance for doubtful accounts related to trade accounts receivable, an excess and obsolete inventory reserve and a repair and maintenance supply parts reserve. These reserves require the use of estimates and judgment with regard to risk exposure, ultimate liability and net realizable value.

Environmental Reserve – We have a liability recorded related to the estimated costs to remediate a site at our Milwaukee facility, which was contaminated by a solvent spill from a former above ground solvent storage tank occurring in 1985. The recorded environmental liability balance involves judgment and estimates. Our reserve estimate is based on a third party assessment of the costs to adequately cover the cost of active remediation of the contamination at this site. Actual costs might vary from this estimate for a variety of reasons including changes in laws and changes in the assessment of the level of remediation actually required at this site. Therefore, future changes in laws or the assessment of the level of remediation required could result in changes in our estimate of the required liability. Refer to the discussion of Commitments and Contingencies included in the Notes to Financial Statements on page 40 of this 2011 Annual Report.

Warranty Reserve – We have a warranty liability recorded related to our exposure to warranty claims in the event our products fail to perform as expected, and we may be required to participate in the repair costs incurred by our customers for such products. The recorded warranty liability balance involves judgment and estimates. Our liability estimate is based on an analysis of historical warranty data as well as current trends and information, including our customers' recent extension of their warranty programs. Actual warranty costs might vary from estimates due to the level of actual claims varying from our claims experience and estimates. Therefore, future actual claims experience could result in changes in our estimates of the required liability. Refer to the discussion of Warranty Reserve under Organization and Summary of Significant Accounting Policies included in the Notes to Financial Statements on page 37 of this 2011 Annual Report.

Incurred But Not Reported Claim Reserve for Self-Insured Health plans and Workers' Compensation Reserve – We have self-insured medical and dental plans covering all eligible U.S. associates. We also maintain an insured workers' compensation program covering all U.S. associates. The insurance is renewed annually and may be covered under a loss sensitive plan. Under a loss sensitive plan, the ultimate cost is dependent upon losses incurred during the policy period. The incurred loss amount for loss sensitive policies will continue to change as claims develop and are settled in future periods. The expected ultimate cost of claims incurred under these plans is subject to judgment and estimation. We estimate the ultimate expected cost of claims incurred under these plans based upon the aggregate liability for reported claims and an estimated additional liability for claims incurred but not reported. Our estimate of claims incurred but not reported is based on an analysis of historical data, current trends related to claims and health care costs and information available from the insurance carrier. Actual ultimate costs may vary from estimates due to variations in actual claims experience from past trends and large unexpected claims being filed. Therefore, changes in claims experience and large unexpected claims could result in changes to our estimate of the claims incurred but not reported liabilities. Refer to the discussion of Self Insurance and Loss Sensitive Plans under Organization and Summary of Significant Accounting Policies included in Notes to Financial Statements on page 36 of this 2011 Annual Report.

Allowance for Doubtful Accounts Related to Trade Accounts Receivable – Our trade accounts receivable consist primarily of receivables due from Original Equipment Manufacturers in the automotive industry and locksmith distributors relating to our service and aftermarket business. Our evaluation of the collectability of our trade accounts receivable involves judgment and estimates and includes a review of past due items, general economic conditions and the economic climate of the industry as a whole. The estimate of the required reserve involves uncertainty as to future collectability of receivable balances. This uncertainty is magnified by the financial difficulty recently experienced by our customers as discussed under Risk Factors-Loss of Significant Customers, Vehicle Content, Vehicle Models and Market Share on page 23 of this 2011 Annual Report. Refer to the discussion of Receivables under Organization and Summary of Significant Accounting Policies included in Notes to Financial Statements on page 33 of this 2011 Annual Report.

Excess and Obsolete Inventory Reserve – We record a reserve for excess and obsolete inventory based on historical and estimated future demand and market conditions. The reserve level is determined by comparing inventory levels of individual materials and parts to historical usage and estimated future sales by analyzing the age of the inventory, in order to identify specific material and parts that are unlikely to be sold. Technical obsolescence and other known factors are also considered in evaluating the reserve level. Actual future write-offs of inventory may differ from estimates and calculations used to determine reserve levels due to changes in customer demand, changes in technology and other factors. Refer to the discussion of Inventories under Organization and Summary of Significant Accounting Policies included in the Notes to Financial Statements on page 33 of this 2011 Annual Report.

Repair and Maintenance Supply Parts Reserve – We maintain an inventory of repair and maintenance parts in support of operations. This inventory includes critical repair parts for all production equipment as well as general maintenance items. The inventory of critical repair parts is required to avoid disruptions in our customers' just-in-time production schedules due to lack of spare parts when equipment break-downs occur. Depending on maintenance requirements during the life of the equipment, excess quantities of repair parts arise. A repair and maintenance supply parts reserve is maintained to recognize the normal adjustment of inventory for obsolete and slow-moving repair and maintenance supply parts. Our evaluation of the reserve level involves judgment and estimates, which are based on a review of historical obsolescence and current inventory levels. Actual obsolescence may differ from estimates due to actual maintenance requirements differing from historical levels. This could result in changes to our estimated required reserve. Refer to the discussion of Repair and Maintenance Supply Parts under Organization and Summary of Significant Accounting Policies included in the Notes to Financial Statements on page 34 of this 2011 Annual Report.

We believe the reserves discussed above are estimated using consistent and appropriate methods. However, changes to the assumptions could materially affect the recorded reserves.

Stock-Based Compensation – Stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. Determining the fair value of stock-based awards at the grant date requires judgment, including estimating future volatility of our stock, the amount of stock-based awards that are expected to be forfeited and the expected term of awards granted. We estimate the fair value of stock options granted using the Black-Scholes option valuation model. We amortize the fair value of all awards on a straight-line basis over the vesting periods. The expected term of awards granted represents the period of time they are expected to be outstanding. We determine the expected term based on historical experience with similar awards, giving consideration to the contractual terms and vesting schedules. We estimate the expected volatility of our common stock at the date of grant based on the historical volatility of our common stock. The volatility factor used in the Black-Scholes option valuation model is based on our historical stock prices over the most recent period commensurate with the estimated expected term of the award. We base the risk-free interest rate used in the Black-Scholes option valuation model on the implied yield currently available on U.S. Treasury zero-coupon issues with a remaining term commensurate with the expected term of the award. We use historical data to estimate pre-vesting option forfeitures. We record stock-based compensation only for those awards that are expected to vest. If actual results differ significantly from these estimates, stock-based compensation expense and our results of operations could be materially impacted.

RISK FACTORS

We recognize we are subject to the following risk factors based on our operations and the nature of the automotive industry in which we operate:

Loss of Significant Customers, Vehicle Content, Vehicle Models and Market Share – Sales to General Motors Company, Ford Motor Company and Chrysler Group LLC represented approximately 66 percent of our annual net sales (based on fiscal 2011 results) and, accordingly, these customers account for a significant percentage of our outstanding accounts receivable. The contracts with these customers provide for supplying the customer's requirements for a particular model. The contracts do not specify a specific quantity of parts. The contracts typically cover the life of a model, which averages approximately four to five years. Components for certain customer models may also be "market tested" annually. Therefore, the loss of any one of these customers, the loss of a contract for a specific vehicle model, reduction in vehicle content, early cancellation of a specific vehicle model, technological changes or a significant reduction in demand for certain key models could occur, and if so, could have a material adverse effect on our existing and future revenues and net income.

On April 27, 2009, General Motors announced certain aspects of its Revised Viability Plan including assembly plant closures and reduced production volumes for calendar year 2009 and the subsequent five years. The announcement indicated that certain vehicle brands, including Pontiac, Saturn, Hummer and Saab, will be discontinued or sold. In addition, subsequent to Chrysler LLC's filing for Chapter 11 bankruptcy protection on April, 30 2009, they announced certain vehicle models planned for discontinuation (Jeep Commander, Jeep Compass, Jeep Patriot, Dodge Nitro, Dodge Avenger, Dodge Caliber, Dodge Durango, Dodge Dakota, Dodge Viper, Chrysler Sebring, Chrysler Aspen, etc.). Subsequently, certain of the models have been reaffirmed for continued production over the next two years. We continue to evaluate the impact these evolving plans have on our business as more details become available.

Our major customers also have significant under-funded legacy liabilities related to pension and postretirement health care obligations. The future impact of these items along with a continuing loss in our majority customers' North American automotive market share to the "New Domestic" automotive manufacturers (primarily the Japanese automotive manufacturers) and/or a significant decline in the overall market demand for new vehicles may ultimately result in severe financial difficulty for these customers, including bankruptcy. If our major customers cannot fund their operations, we may incur significant write-offs of accounts receivable, incur impairment charges or require additional restructuring actions. For example, on October 8, 2005, Delphi Corporation filed for Chapter 11 bankruptcy protection. As a result, we wrote-off $1.6 million of uncollectible accounts receivable due from Delphi Corporation. This directly reduced our pre-tax net income during fiscal 2006. On April 30, 2009 and on June 1, 2009, each of Chrysler LLC and General Motors Corporation, respectively, filed for Chapter 11 bankruptcy protection for certain of their U.S. legal entities. During fiscal 2009, we recorded a provision for bad debts of $500,000 related to these filings, of which we subsequently recovered $421,000 of the $500,000 provision during fiscal 2010. This directly reduced our pre-tax net income during 2009 by $500,000 and increased our pre-tax income during 2010 by $421,000.

Production Slowdowns by Customers – Our major customers and many of their suppliers were significantly impacted by the recession of 2008/2009. Many of our major customers instituted production cuts during fiscal 2009 and fiscal 2010. Moreover, certain of our major customers announced plans to continue these production cuts into future fiscal years. For example, during April 2009, General Motors Corporation announced assembly plant downtime for the months of May through July in order to reduce excess inventories at their dealer locations. Consequently, this downtime reduced our production schedules and affected both our sales and profitability for our fiscal fourth quarter ending June 28, 2009 and our fiscal 2010 first quarter ending September 27, 2009. Additionally, on April 27, 2009, General Motors announced some aspects of its Revised Viability Plan including assembly plant closures and reduced production volumes for the remainder of calendar 2009 and the subsequent five calendar years. The continuation of these production cuts could have a material adverse effect on our existing and future revenues and net income.

Financial Distress of Automotive Supply Base – During calendar years 2009 and 2010, the automotive industry conditions adversely affected STRATTEC and our supply base. Lower production levels at our major customers, volatility in certain raw material and energy costs and the global credit market crisis resulted in severe financial distress among many companies within the automotive supply base. During the above time frame, several automotive suppliers filed for bankruptcy protection or ceased operations. The potential continuation of financial distress within the supply base and suppliers' inability to obtain credit from lending institutions may lead to commercial disputes and possible supply chain interruptions. In addition, the potential for future adverse industry environment may require us to take measures to ensure uninterrupted production. The continuation or worsening of these industry conditions could have a material adverse effect on our existing and future revenues and net income.

Shortage of Raw Materials or Components Supply – In the event of a rapid increase in production demands, either we or our customers or other suppliers may experience supply shortages of raw materials or components. This could be caused by a number of factors, including a lack of production line capacity or manpower or working capital constraints. In order to manage and reduce the costs of purchased goods and services, we and others within our industry have been rationalizing and consolidating our supply base. In addition, due to the recent turbulence in the automotive industry, several suppliers have filed for bankruptcy proceedings or ceased operations. As a result, there is greater dependence on fewer sources of supply for certain components and materials, which could increase the possibility of a supply shortage of any particular component. If any of our customers experience a material supply shortage, either directly or as a result of supply shortages at another supplier, that customer may halt or limit the purchase of our products. Similarly, if we or one of our own suppliers experience a supply shortage we may become unable to produce the affected products if we cannot procure the components from another source. Such production interruptions could impede a ramp-up in vehicle production and could have a material adverse effect on our business, results of operations and financial condition.

We consider the production capacities and financial condition of suppliers in our selection process, and expect that they will meet our delivery requirements. However, there can be no assurance that strong demand, capacity limitations, shortages of raw materials or other problems will not result in any shortages or delays in the supply of components to us.

Cost Reduction – There is continuing pressure from our major customers to reduce the prices we charge for our products. This requires us to generate cost reductions, including reductions in the cost of components purchased from outside suppliers. If we are unable to generate sufficient production cost savings in the future to offset pre-programmed price reductions, our gross margin and profitability will be adversely affected.

Cyclicality and Seasonality in the Automotive Market – The automotive market is cyclical and is dependent on consumer spending, on the availability of consumer credit and, to a certain extent, on customer sales incentives. Economic factors adversely affecting consumer demand for automobiles and automotive production, such as rising fuel costs, could adversely impact our net sales and net income. We typically experience decreased sales and operating income during the first fiscal quarter of each year due to the impact of scheduled customer plant shut-downs in July and new model changeovers.

Foreign Operations – As discussed under "Joint Ventures", we have joint venture investments in Mexico, Brazil and China. As these operations continue to expand, their success will depend, in part, on our and our partners' ability to anticipate and effectively manage certain risks inherent in international operations including: enforcing agreements and collecting receivables through certain foreign legal systems, payment cycles of foreign customers, compliance with foreign tax laws, general economic and political conditions in these countries and compliance with foreign laws and regulations.

Currency Exchange Rate Fluctuations – Our sales are denominated in U.S. dollars. We have manufacturing operations in Mexico, and as a result, a portion of our manufacturing costs are incurred in Mexican pesos. Therefore, fluctuations in the U.S. dollar / Mexican peso exchange rate may have a material effect on our profitability, cash flows and financial position, and may significantly affect the comparability of our results between financial periods. Any depreciation in the value of the U.S. dollar in relation to the value of the Mexican peso will adversely affect the cost of our Mexican operations when translated into U.S. dollars. Similarly, any appreciation in the value of the U.S. dollar in relation to the value of the Mexican peso will decrease the cost of our Mexican operations when translated into U.S. dollars. As described in Derivative Instruments under Organization and Summary of Significant Accounting Policies included in the Notes to Financial Statements, we have entered into weekly peso currency option contracts to minimize the volatility resulting from changes in the exchange rates. There can be no assurances that the peso currency option contracts will eliminate our exchange rate risk associated with our Mexican operations.

Sources of and Fluctuations in Market Prices of Raw Materials – Our primary raw materials are high-grade zinc, brass, nickel silver, aluminum, steel and plastic resins. These materials are generally available from a number of suppliers, but we have chosen to concentrate our sourcing with one primary vendor for each commodity or purchased component. We believe our sources of raw materials are reliable and adequate for our needs. However, the development of future sourcing issues related to using existing or alternative raw materials and the global availability of these materials as well as significant fluctuations in the market prices of these materials may have an adverse affect on our financial results if the increased raw material costs cannot be recovered from our customers.

Given the significant financial impact on us relating to changes in the cost of our primary raw materials, commencing with fiscal 2008, we began quoting quarterly material price adjustments for changes in our raw material costs in our negotiations with our customers. Our success in obtaining these quarterly price adjustments in our customer contracts is dependent on separate negotiations with each customer. It is not a standard practice for our customers to include such price adjustments in their contracts. We have been successful in obtaining quarterly price adjustments in some of our customer contracts. However, we have not been successful in obtaining the adjustments with all of our customers.

Disruptions Due to Work Stoppages and Other Labor Matters – Our major customers and many of their suppliers have unionized work forces. Work stoppages or slow-downs experienced by our customers or their suppliers could result in slow-downs or closures of assembly plants where our products are included in assembled vehicles. For example, strikes by a critical supplier called by the United Auto Workers led to extended shut-downs of most of General Motors' North American assembly plants in February 2008 and in 1998. A material work stoppage experienced by one or more of our customers could have an adverse effect on our business and our financial results. In addition, all production associates at our Milwaukee facility are unionized. A sixteen-day strike by these associates in June 2001 resulted in increased costs as all salaried associates worked with additional outside resources to produce the components necessary to meet customer requirements. The current contract with the unionized associates is effective through June 29, 2014. We may encounter further labor disruption after the expiration date of this contract and may also encounter unionization efforts in our other plants or other types of labor conflicts, any of which could have an adverse effect on our business and our financial results. Current labor contracts between General Motors Company, Ford Motor Company and Chrysler Group LLC and their unionized associates under the United Auto Workers expire on September 14, 2011. Labor disruptions encountered after the expiration date of these contracts could have an adverse effect on our business and our financial results.

Environmental and Safety Regulations – We are subject to Federal, state, local and foreign laws and other legal requirements related to the generation, storage, transport, treatment and disposal of materials as a result of our manufacturing and assembly operations. These laws include the Resource Conservation and Recovery Act (as amended), the Clean Air Act (as amended) and the Comprehensive Environmental Response, Compensation and Liability Act (as amended). We have an environmental management system that is ISO-14001 certified. We believe that our existing environmental management system is adequate for current and anticipated operations and we have no current plans for substantial capital expenditures in the environmental area. An environmental reserve was established in 1995 for estimated costs to remediate a site at our Milwaukee facility. The site was contaminated by a former above-ground solvent storage tank, located on the east side of the facility. The contamination occurred in 1985 and is being monitored in accordance with Federal, state and local requirements. We do not currently anticipate any material adverse impact on our results of operations, financial condition or competitive position as a result of compliance with Federal, state, local and foreign environmental laws or other legal requirements. However, risk of environmental liability and changes associated with maintaining compliance with environmental laws is inherent in the nature of our business and there is no assurance that material liabilities or changes could not arise.

Highly Competitive Automotive Supply Industry – The automotive component supply industry is highly competitive. Some of our competitors are companies, or divisions or subsidiaries of companies, that are larger than STRATTEC and have greater financial and technology capabilities. Our products may not be able to compete successfully with the products of these other companies, which could result in loss of customers and, as a result, decreased sales and profitability. Some of our major customers have previously announced that they will be reducing their supply base. This could potentially result in the loss of these customers and consolidation within the supply base. The loss of any of our major customers could have a material adverse effect on our existing and future net sales and net income.

In addition, our competitive position in the North American automotive component supply industry could be adversely affected in the event that we are unsuccessful in making strategic acquisitions, alliances or establishing joint ventures that would enable us to expand globally. We principally compete for new business at the beginning of the development of new models and upon the redesign of existing models by our major customers. New model development generally begins two to five years prior to the marketing of such new models to the public. The failure to obtain new business on new models or to retain or increase business on redesigned existing models could adversely affect our business and financial results. In addition, as a result of relatively long lead times for many of our components, it may be difficult in the short-term for us to obtain new sales to replace any unexpected decline in the sale of existing products. Finally, we may incur significant product development expense in preparing to meet anticipated customer requirements which may not be recovered.

Program Volume and Pricing Fluctuations – We incur costs and make capital expenditures for new program awards based upon certain estimates of production volumes over the anticipated program life for certain vehicles. While we attempt to establish the price of our products for variances in production volumes, if the actual production of certain vehicle models is significantly less than planned, our net sales and net income may be adversely affected. We cannot predict our customers' demands for the products we supply either in the aggregate or for particular reporting periods.

Investments in Customer Program Specific Assets – We make investments in machinery and equipment used exclusively to manufacture products for specific customer programs. This machinery and equipment is capitalized and depreciated over the expected useful life of each respective asset. Therefore, the loss of any one of our major customers, the loss of specific vehicle models or the early cancellation of a vehicle model could result in impairment in the value of these assets which may have a material adverse effect on our financial results.

Financial Industry / Credit Market Risk – The U.S. capital and credit markets experienced significant volatility and disruption during the 2008/2009 recession. In many cases this resulted in pressures on borrowers and reduced credit availability from certain issuers without regard to the underlying financial strength of the borrower or issuer. If financial market disruption and volatility occur again in the future, there can be no assurance that such conditions will not have an effect on our ability to access debt and, in turn, result in a material adverse effect on our business, financial condition and results of operations.

Warranty Claims – We are exposed to warranty claims in the event that our products fail to perform as expected, and we may be required to participate in the repair costs incurred by our customers for such products. Our largest customers have recently extended their warranty protection for their vehicles. Other OEMs have similarly extended their warranty programs. We are engaged with ongoing discussions with our customers regarding certain warranty claims. This trend will put additional pressure on the supply base to improve quality systems. This trend may also result in higher cost recovery claims by OEMs from suppliers whose products incur a higher rate of warranty claims. Historically, we have experienced relatively low warranty charges from our customers due to our commercial arrangements and improvements in the quality, reliability and durability of our products. During 2010 and 2011, due to our largest customers' extensions of their warranty protection programs and demands for higher warranty cost sharing arrangements from their suppliers, including STRATTEC, we increased our provision to cover warranty exposures. Moreover, in 2011, our increased warranty provision was the result of our share of the cost associated with a customer's specific warranty claim involving our product. If our customers demand higher warranty-related cost recoveries, or if our products fail to perform as expected, it could have a material adverse impact on our results of operations and financial condition.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) *(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)*

	Years Ended		
	July 3, 2011	June 27, 2010	June 28, 2009
NET SALES	$260,933	$207,964	$126,097
Cost of goods sold	218,770	174,922	112,857
GROSS PROFIT	42,163	33,042	13,240
Engineering, selling, and administrative expenses	33,443	29,939	25,480
Impairment charge	-	223	-
Environmental Reserve Adjustment	-	(1,125)	-
(Recovery of) Provision for doubtful accounts	-	(421)	500
INCOME (LOSS) FROM OPERATIONS	8,720	4,426	(12,740)
Interest income	119	86	731
Equity earnings of joint ventures	1,246	1,008	245
Interest expense-related parties	(175)	(225)	(164)
Other income, net	220	312	804
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES AND NON-CONTROLLING INTEREST	10,130	5,607	(11,124)
Provision (benefit) for income taxes	2,540	1,666	(4,222)
NET INCOME (LOSS)	7,590	3,941	(6,902)
Net (income) loss attributable to non-controlling interest	(2,172)	(520)	780
NET INCOME (LOSS) ATTRIBUTABLE TO STRATTEC SECURITY CORPORATION	$ 5,418	$ 3,421	$ (6,122)
COMPREHENSIVE INCOME (LOSS):			
NET INCOME (LOSS)	$ 7,590	$ 3,941	$ (6,902)
Change in cumulative translation adjustments	1,777	503	(2,505)
Pension funded status adjustment, net of tax	8,450	(1,346)	(11,114)
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	10,227	(843)	(13,619)
COMPREHENSIVE INCOME (LOSS)	17,817	3,098	(20,521)
Comprehensive (income) loss attributed to non controlling interest	(2,208)	(525)	800
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO STRATTEC SECURITY CORPORATION	$ 15,609	$ 2,573	$ (19,721)
EARNINGS (LOSS) PER SHARE:			
BASIC	$ 1.65	$ 1.05	$ (1.87)
DILUTED	$ 1.63	$ 1.04	$ (1.86)
AVERAGE SHARES OUTSTANDING:			
BASIC	3,285	3,271	3,280
DILUTED	3,323	3,280	3,284

The accompanying Notes to Financial Statements are an integral part of these Consolidated Statements of Operations and Comprehensive Income (Loss).

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT SHARE AMOUNTS AND PER SHARE AMOUNTS)

	July 3, 2011	June 27, 2010
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 17,250	$ 21,867
Receivables, less allowance for doubtful accounts of $400 at July 3, 2011 and June 27, 2010	39,649	36,084
Restricted cash	-	2,100
Inventories, net	22,135	17,086
Customer tooling in progress, net	2,788	3,439
Deferred income taxes	4,026	2,133
Other current assets	8,554	7,299
Total current assets	94,402	90,008
DEFERRED INCOME TAXES	3,639	10,534
INVESTMENT IN JOINT VENTURES	7,276	5,176
LOAN TO JOINT VENTURE	1,500	1,500
OTHER LONG-TERM ASSETS	635	733
PROPERTY, PLANT AND EQUIPMENT, NET	40,636	37,051
	$148,088	$145,002
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 22,851	$ 21,192
Loans from related parties	1,850	3,000
Accrued liabilities:		
Payroll and benefits	15,546	15,496
Environmental	1,478	1,497
Warranty	3,856	1,718
Income taxes	1,734	63
Other	3,673	3,265
Total current liabilities	50,988	46,231
COMMITMENTS AND CONTINGENCIES – see note on page 40		
BORROWINGS UNDER LINE OF CREDIT	-	-
ACCRUED PENSION OBLIGATIONS	3,447	18,492
ACCRUED POSTRETIREMENT OBLIGATIONS	3,589	4,490
SHAREHOLDERS' EQUITY:		
Common stock, authorized 12,000,000 shares, $.01 par value, issued 6,920,557 shares at July 3, 2011 and 6,909,357 shares at June 27, 2010	69	69
Capital in excess of par value	79,767	79,339
Retained earnings	164,138	162,706
Accumulated other comprehensive loss	(21,750)	(31,941)
Less: Treasury stock at cost (3,631,079 shares at July 3, 2011 and 3,633,402 shares at June 27, 2010)	(136,009)	(136,047)
Total STRATTEC SECURITY CORPORATION shareholders' equity	86,215	74,126
Non-controlling interest	3,849	1,663
Total shareholders' equity	90,064	75,789
	$148,088	$145,002

The accompanying Notes to Financial Statements are an integral part of these Consolidated Balance Sheets.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY *(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)*

	Total	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Non-controlling Interest
BALANCE JUNE 29, 2008	$ 98,893	$69	$78,885	$166,397	$ (17,495)	$ (129,916)	$ 953
Net loss	(6,902)	-	-	(6,122)	-	-	(780)
Translation adjustments	(2,505)	-	-	-	(2,485)	-	(20)
Contribution from non-controlling interest	986	-	-	-	-	-	986
Pension and postretirement funded status adjustment, net of tax of $6,812	(11,114)	-	-	-	(11,114)	-	-
Purchase of common stock	(6,214)	-	-	-	-	(6,214)	-
Cash dividends declared ($0.30 per share)	(990)	-	-	(990)	-	-	-
Stock-based compensation and shortfall tax benefit, including tax benefit on restricted stock dividends of $5	363	-	363	-	-	-	-
Employee stock purchases	40	-	(1)	-	-	41	-
BALANCE June 28, 2009	$ 72,557	$69	$79,247	$159,285	$ (31,094)	$ (136,089)	$1,139
Net income	3,941	-	-	3,421	-	-	520
Translation adjustments	503	-	-	-	499	-	4
Pension and postretirement funded status adjustment, net of tax of $825	(1,346)	-	-	-	(1,346)	-	-
Share of premium on equity method ownership	(409)	-	(409)	-	-	-	-
Stock-based compensation and shortfall tax benefit	464	-	464	-	-	-	-
Stock Option Exercises	35	-	35	-	-	-	-
Employee stock purchases	44	-	2	-	-	42	-
BALANCE JUNE 27, 2010	$ 75,789	$69	$79,339	$162,706	$ (31,941)	$ (136,047)	$1,663
Net income	7,590	-	-	5,418	-	-	2,172
Translation adjustments	1,777	-	-	-	1,741	-	36
Pension and postretirement funded status adjustment, net of tax of $5,179	8,450	-	-	-	8,450	-	-
Cash dividends declared ($1.20 per share)	(3,986)	-	-	(3,986)	-	-	-
Purchase of Additional Interest in Majority Owned Subsidiary	(22)	-	-	-	-	-	(22)
Stock-Based Compensation and shortfall tax benefit, including tax benefit on restricted stock dividends of $15	364	-	364	-	-	-	-
Stock Option Exercises	40	-	40	-	-	-	-
Employee stock purchases	62	-	24	-	-	38	-
BALANCE July 3, 2011	$ 90,064	$69	$79,767	$164,138	$ (21,750)	$ (136,009)	$3,849

The accompanying Notes to Financial Statements are an integral part of these Consolidated Statements of Shareholders' Equity.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

	Years Ended		
	July 3, 2011	June 27, 2010	June 28, 2009
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Income (Loss)	$ 7,590	$ 3,941	$ (6,902)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Equity earnings in joint ventures	(1,246)	(1,008)	(245)
Depreciation and amortization	6,619	7,143	6,264
Foreign currency transaction loss (gain)	836	283	(918)
Unrealized gain on peso option contracts	(245)	-	-
(Gain) loss on disposition of property, plant and equipment	(6)	50	39
Deferred income taxes	(177)	3,428	(2,986)
Stock based compensation expense	621	468	419
(Recovery) provision for doubtful accounts	-	(421)	500
Impairment charge	-	223	-
Environmental reserve adjustment	-	(1,125)	-
Loss on curtailment of employee benefits	-	505	-
Change in operating assets and liabilities:			
Receivables	(3,309)	(18,301)	5,235
Inventories	(5,049)	(497)	1,033
Other assets	(183)	3,181	(1,966)
Accounts payable and accrued liabilities	2,902	12,192	(7,326)
Other, net	18	3	17
Net cash provided (used) by operating activities	8,371	10,065	(6,836)
CASH FLOWS FROM INVESTING ACTIVITIES			
Investment in joint ventures	(450)	(100)	(551)
Restricted cash	2,100	(2,100)	-
Loan to joint venture	-	(2,500)	-
Proceeds from repayment of loan to joint venture	-	1,000	-
Additions to property, plant and equipment	(9,531)	(6,903)	(12,492)
Purchase of Delphi Power Products	-	-	(4,931)
Purchase of additional interest in majority owned subsidiary	(22)	-	-
Proceeds received on sale of property, plant and equipment	111	21	8
Net cash used in investing activities	(7,792)	(10,582)	(17,966)
CASH FLOWS FROM FINANCING ACTIVITIES			
Purchase of common stock	-	-	(6,214)
Exercise of stock options and employee stock purchases	90	72	40
Excess tax benefits from stock-based compensation	12	9	-
Dividends paid	(3,989)	-	(1,511)
Loan from related parties	-	-	2,175
Repayment of loan from related parties	(1,150)	(225)	-
Contribution from non-controlling interest	-	-	986
Net cash used in financing activities	(5,037)	(144)	(4,524)
FOREIGN CURRENCY IMPACT ON CASH	(159)	(236)	589
NET DECREASE IN CASH AND CASH EQUIVALENTS	(4,617)	(897)	(28,737)
CASH AND CASH EQUIVALENTS			
Beginning of year	21,867	22,764	51,501
End of year	$17,250	$21,867	$22,764
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Income taxes paid (recovered)	$ 1,394	$ (2,963)	$ (1,869)
Interest paid – related parties	188	250	107

The accompanying Notes to Financial Statements are an integral part of these Consolidated Statements of Cash Flows.

ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

STRATTEC SECURITY CORPORATION designs, develops, manufactures and markets automotive access control products including mechanical locks and keys, electronically enhanced locks and keys, steering column and instrument panel ignition lock housings, latches, power sliding side door systems, power lift gate systems, power deck lid systems, door handles and related products for primarily North American automotive customers. We also supply global automotive manufacturers through a unique strategic relationship with WITTE Automotive of Velbert, Germany and ADAC Automotive of Grand Rapids, Michigan. Under this relationship STRATTEC, WITTE and ADAC market our products to global customers under the "VAST" brand name. Our products are shipped to customer locations in the United States, Canada, Mexico, Europe, South America, Korea and China, and we provide full service and aftermarket support.

The accompanying consolidated financial statements reflect the consolidated results of STRATTEC SECURITY CORPORATION, its wholly owned Mexican subsidiary, STRATTEC de Mexico, and its majority owned subsidiaries, ADAC-STRATTEC, LLC and STRATTEC POWER ACCESS LLC. STRATTEC SECURITY CORPORATION is located in Milwaukee, Wisconsin. STRATTEC de Mexico is located in Juarez, Mexico. ADAC-STRATTEC, LLC and STRATTEC POWER ACCESS LLC have operations in El Paso, Texas and Juarez, Mexico. Equity investments in Vehicle Access Systems Technology LLC ("VAST LLC") for which we exercise significant influence but do not control and are not the primary beneficiary, are accounted for using the equity method. VAST LLC consists primarily of two wholly owned subsidiaries in China and one joint venture in Brazil. We have only one reporting segment.

The significant accounting policies followed in the preparation of these financial statements, as summarized in the following paragraphs, are in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Purchase of Delphi Power Products Business: Effective November 30, 2008, STRATTEC SECURITY CORPORATION, in combination with WITTE Automotive of Velbert, Germany, completed the acquisition of certain assets, primarily equipment and inventory, and assumption of certain employee liabilities of Delphi Corporation's Power Products business for approximately $7.3 million. For purposes of owning and operating the North American portion of this acquired business, STRATTEC established a new subsidiary, STRATTEC POWER ACCESS LLC ("SPA"), which is 80 percent owned by STRATTEC and 20 percent owned by WITTE. The purchase price of the North American portion of the acquired business totaled approximately $4.4 million, of which STRATTEC paid approximately $3.5 million. WITTE acquired the European portion of the business for approximately $2.4 million. Effective February 12, 2009, SPA acquired the Asian portion of the business for approximately $500,000.

The acquisition of the North American and Asian portions of this business by SPA was not material to STRATTEC's consolidated financial statements. Amortizable intangible assets acquired totaled $890,000 and are subject to amortization over a period of nine years. In addition, goodwill of approximately $223,000 was recorded as part of the transaction. The amortizable intangibles are included in Other Long-Term Assets in the Consolidated Balance Sheets. Refer to discussion of goodwill impairment under Goodwill and Other Intangibles on page 34 of this 2011 Annual Report.

The financial results of SPA are consolidated with the financial results of STRATTEC and resulted in increased net income to STRATTEC of approximately $2.5 million in 2011, increased net income to STRATTEC of approximately $545,000 during fiscal 2010 and decreased net income to STRATTEC of approximately $2.1 million during fiscal 2009.

SPA designs, develops, tests, manufactures, markets and sells power systems to operate vehicle sliding side doors and rear compartment access points such as liftgates and trunk lids. In addition, the product line includes power cinching latches and cinching strikers used in these systems. Current customers for these products supplied from North America are Chrysler Group LLC, Hyundai/Kia Automotive Group, General Motors Company, Ford Motor Company and Yulon Group.

Principles of Consolidation and Presentation: The accompanying consolidated financial statements include the accounts of STRATTEC SECURITY CORPORATION, its wholly owned Mexican subsidiary, and its majority owned subsidiaries. Equity investments for which STRATTEC exercises significant influence but does not control and is not the primary beneficiary are accounted for using the equity method. All significant inter-company transactions and balances have been eliminated.

Reclassifications and Other Adjustments: Certain reclassifications have been made to the 2009 financial statements to conform to the 2010 and 2011 presentation to reflect the adoption of a new accounting standard issued by the Financial Accounting Standards Board ("FASB") related to non-controlling interests in consolidated financial statements, which required retrospective adjustment to the presentation of prior year financial information and disclosures, and separate presentation of components of other income (expense), net. These reclassifications include the presentation of non-controlling interest as a separate component of equity in the Consolidated Balance Sheet and the presentation of net income/(loss) due to non-controlling interest net of the related tax impact in the Consolidated Statement of Operations. These reclassifications did not impact previously reported net income (loss) or retained earnings amounts. In fiscal 2011, we also corrected the fiscal 2009 and 2010 presentation of net income (loss) in the Consolidated Statements of Cash Flows to properly include net income (loss) attributable to non-controlling interest. The correction did not change previously reported net cash provided (used) by operating activities.

Fiscal Year: Our fiscal year ends on the Sunday nearest June 30. The years ended July 3, 2011, June 27, 2010 and June 28, 2009 are comprised of 53, 52 and 52 weeks, respectively.

Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the periods presented. These estimates and assumptions could also affect the disclosure of contingencies. Actual results and outcomes may differ from management's estimates and assumptions.

Cash and Cash Equivalents: Cash and cash equivalents include all short-term investments with an original maturity of three months or less due to the short-term nature of the instruments. Excess cash balances are placed in a money market account at a high quality financial institution and in short-term commercial paper.

Restricted Cash: Restricted cash at June 27, 2010 consisted of STRATTEC's commercial guarantee of a $2.1 million stand-by letter of credit that was issued by VAST LLC related to future installment payments for the November 2009 purchase of the remaining 40 percent interest of VAST China. The final payment related to this transaction was made by VAST LLC on October 28, 2010 resulting in the cancellation of the stand-by letter of credit, and the associated guarantee by STRATTEC. This resulted in the $2.1 million of previously restricted cash becoming available for operations during the current period.

Derivative Instruments: We have manufacturing operations in Mexico. As a result, a portion of our manufacturing costs are incurred in Mexican pesos, which causes our earnings and cash flows to fluctuate as a result of changes in the U.S. dollar/Mexican peso exchange rate. As of July 3. 2011, we have outstanding agreements with Bank of Montreal, which were effective January 2011, that provide for two weekly Mexican peso currency option contracts for a portion of our weekly estimated peso denominated operating costs through July 6, 2012. The weekly option contracts are for equivalent notional amounts. One provides for the purchase of Mexican pesos at a U.S. dollar/Mexican peso exchange rate of 11.85 if the spot rate at the weekly expiry date is below 11.85. The second provides for the purchase of Mexican pesos at a U.S. dollar/Mexican peso exchange rate of 12.85 if the spot rate at the weekly expiry date is above 12.85. Our objective in entering into these currency option contracts is to minimize our earnings volatility resulting from changes in exchange rates affecting the U.S. dollar cost of our Mexican operations. The Mexican peso option contracts are not used for speculative purposes and are not designated as hedges, and as a result, all currency option contracts are recognized in our accompanying consolidated financial statements at fair value and changes in the fair value of the currency option contracts are reported in current earnings as part of Other Income, net. The premiums to be paid and received under the two Mexican peso currency option contracts net to zero, and as a result, premiums related to the contracts did not impact our earnings. The following table quantifies the outstanding Mexican peso currency option contracts and the corresponding impact on the value of these instruments assuming a 10 percent appreciation/depreciation of the U.S. dollar relative to the Mexican peso on July 3, 2011 (thousands of dollars):

				Foreign Exchange Gain/(Loss) From:	
	Notional Amount	Option Contractual Exchange Rate	Fair Value	10% Appreciation of U.S. Dollar	10% Depreciation of U.S. Dollar
Buy MXP/Sell USD	$14,061	11.85	$ 414	$(389)	$1,586
Buy MXP/Sell USD	$14,061	12.85	$(169)	$(281)	$ 169

The fair market value of all outstanding peso option contracts in the accompanying Consolidated Balance Sheets was as follows (thousands of dollars):

	Other Current Assets	
	July 3, 2011	June 27, 2010
Not Designated as Hedging Instruments:		
Mexican Peso Option Contracts	$245	$ -

The pre-tax effects of the peso option contracts on the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss) consisted of the following (thousands of dollars):

	Other Income, net	
	July 3, 2011	June 27, 2010
Not Designated as Hedging Instruments:		
Mexican Peso Option Contracts – Unrealized Gain	$ 414	$ -
Mexican Peso Option Contracts – Realized Gain	$ 33	$ -
Mexican Peso Option Contracts – Unrealized Loss	$(169)	$ -
Mexican Peso Option Contracts – Realized Loss	$ -	$ -

In August 2011, we entered into additional agreements with Bank of Montreal that provide for two weekly Mexican peso currency option contracts covering a portion of our estimated peso denominated operating costs for the period July 6, 2012 through June 28, 2013. The notional amounts of each of the two weekly contracts total approximately $10.2 million over this period. One set of contracts provides for the purchase of Mexican pesos at an average U.S. dollar/Mexican peso exchange rate of 12.40 if the spot rate at the weekly expiry date is below 12.40. The second provides for the purchase of Mexican pesos at a

U.S. dollar/Mexican peso exchange rate of 13.40 if the spot rate at the weekly expiry date is above 13.40. Our objective in entering into these currency option contracts is to minimize our earnings volatility resulting from changes in exchange rates affecting the U.S. dollar cost of our Mexican operations. The Mexican peso option contracts are not used for speculative purposes and are not designated as hedges.

Fair Value of Financial Instruments: The fair value of our cash and cash equivalents, accounts receivable, accounts payable and loans from and to related parties approximated book value as of July 3, 2011 and June 27, 2010. Fair Value is defined as the exchange price that would be received for an asset or paid for a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. There is an established fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable. Level 1 – Quoted prices in active markets for identical assets or liabilities. These are typically obtained from real-time quotes for transactions in active exchange markets involving identical assets. Level 2 – Inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly. These are typically obtained from readily-available pricing sources for comparable instruments. Level 3 – Unobservable inputs, where there is little or no market activity for the asset or liability. These inputs reflect the reporting entity's own assumptions of the data that market participants would use in pricing the asset or liability, based on the best information available in the circumstances. The following table summarizes our financial assets and liabilities measured at fair value on a recurring basis as of July 3, 2011 and June 27, 2010 (thousands of dollars):

	July 3, 2011				June 27, 2010			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:								
Rabbi Trust assets	$4,349	$ -	$-	$4,349	$3,965	$-	$-	$3,965
Mexican peso option contracts	-	414	-	414	-	-	-	-
Total assets at fair value	$4,349	$414	$-	$4,763	$3,965	$-	$-	$3,965
Liabilities:								
Mexican peso option contracts	$ -	$169	$-	$ 169	$ -	$-	$-	$ -

The Rabbi Trust assets fund our supplemental executive retirement plan and are included in Other Current Assets in the accompanying Consolidated Balance Sheets. Assets held in the Trust include U.S. Treasury Securities and large, medium and small-cap index funds. Refer to discussion of Mexican peso option contracts under Derivative Instruments above. The fair value of the Mexican peso option contracts are based on an option pricing model that considers the remaining term, current exchange rate and volatility of the underlying foreign currency base. There were no transfers between Level 1 and Level 2 assets during 2011.

Receivables: Receivables consist primarily of trade receivables due from Original Equipment Manufacturers in the automotive industry and locksmith distributors relating to our service and aftermarket business. We evaluate the collectability of receivables based on a number of factors. An allowance for doubtful accounts is recorded for significant past due receivable balances based on a review of the past due items, general economic conditions and the industry as a whole. In 2009, we recorded a $500,000 provision for doubtful accounts in connection with Chrysler LLC's and General Motors Corporation's filing for Chapter 11 bankruptcy protection for certain of their U.S. legal entities on April 30, 2009 and June 1, 2009, respectively. All uncollectible receivables related to the bankruptcy filings were written off against the $500,000 reserve during 2010. However, as a result of subsequent payments received, $421,000 of the $500,000 provision was recorded as a recovery of allowance for doubtful accounts during 2010. Changes in the allowance for doubtful accounts are as follows (thousands of dollars):

	Balance, Beginning of Year	(Recovery) Provision for Doubtful Accounts	Net Recoveries	Balance, End of Year
Year ended July 3, 2011	$400	$-	$-	$400
Year ended June 27, 2010	$750	$(421)	$71	$400
Year ended June 28, 2009	$250	$500	$-	$750

Inventories: Inventories are comprised of material, direct labor and manufacturing overhead, and are stated at the lower of cost or market using the first-in, first-out ("FIFO") cost method of accounting. Inventories consist of the following (thousands of dollars):

	July 3, 2011	June 27, 2010
Finished products	$ 5,899	$ 3,880
Work in process	5,557	4,637
Purchased materials	11,879	9,987
	23,335	18,504
Excess and obsolete reserve	(1,200)	(1,418)
Inventories, net	$22,135	$17,086

We record a reserve for excess and obsolete inventory based on historical and estimated future demand and market conditions. The reserve level is determined by comparing inventory levels of individual materials and parts to historical usage and estimated future sales by analyzing the age of the inventory in order to identify specific material and parts that are unlikely to be sold. Technical obsolescence and other known factors are also considered in evaluating the reserve level. The activity related to the excess and obsolete inventory reserve is as follows (thousands of dollars):

	Balance, Beginning of Year	Provision Charged to Expense	Amounts Written Off	Balance, End of Year
Year ended July 3, 2011	$1,418	$334	$(552)	$1,200
Year ended June 27, 2010	$ 975	$643	$(200)	$1,418
Year ended June 28, 2009	$ 850	$501	$(376)	$ 975

Customer Tooling in Progress: We incur costs related to tooling used in component production and assembly. Costs for development of certain tooling, which will be directly reimbursed by the customer whose parts are produced from the tool, are accumulated on the balance sheet and are then billed to the customer. The accumulated costs are billed upon formal acceptance by the customer of products produced with the individual tool. Other tooling costs are not directly reimbursed by the customer. These costs are capitalized and amortized over the life of the related product based on the fact that the related tool will be used over the life of the supply arrangement. To the extent that estimated costs exceed expected reimbursement from the customer we will recognize a loss.

Repair and Maintenance Supply Parts: We maintain an inventory of repair and maintenance supply parts in support of operations. This inventory includes critical repair parts for all production equipment as well as general maintenance items. The inventory of critical repair parts is required to avoid disruptions in our customers' just-in-time production schedules due to a lack of spare parts when equipment break-downs occur. All required critical repair parts are on hand when the related production equipment is placed in service and maintained to satisfy the customer model life production and service requirements, which may be 12 to 15 years. As repair parts are used, additional repair parts are purchased to maintain a minimum level of spare parts inventory. Depending on maintenance requirements during the life of the equipment, excess quantities of repair parts arise. Excess quantities are kept on hand and are not disposed of until the equipment is no longer in service. A repair and maintenance supply parts reserve is maintained to recognize the normal adjustment of inventory for obsolete and slow moving supply and maintenance parts. The adequacy of the reserve is reviewed periodically in relation to the repair parts inventory balances. The gross balance of the repair and maintenance supply parts inventory was approximately $2.1 million at July 3, 2011 and $2.0 million at June 27, 2010. The repair and maintenance supply parts inventory balance is included in Other Current Assets in the accompanying Consolidated Balance Sheets. The activity related to the repair and maintenance supply parts reserve is as follows (thousands of dollars):

	Balance, Beginning of Year	Provision Charged to Expense	Amounts Written Off	Balance, End of Year
Year ended July 3, 2011	$680	$ 78	$ 63	$695
Year ended June 27, 2010	$630	$ 78	$ 28	$680
Year ended June 28, 2009	$650	$ 80	$100	$630

Goodwill and Other Intangibles: Based upon the annual goodwill impairment review completed during 2010, we determined that goodwill related to SPA, which resulted from the purchase of the Delphi Power Products business in 2009, was impaired. Accordingly, a non-cash impairment charge of $223,000 was recognized in 2010 to write-off the related goodwill amount.

Intangible assets that have defined useful lives acquired in the purchase of the Delphi Power Products business in 2009 consist of patents, engineering drawings and software. The carrying value and accumulated amortization are as follows (thousands of dollars):

	July 3, 2011	June 27, 2010
Patents, engineering drawings and software	$ 890	$ 890
Less: accumulated amortization	(255)	(157)
	$ 635	$ 733

The remaining useful life of the intangible assets in the table above is approximately 6.4 years. Intangible amortization expense was $99,000 for each of the years ended July 3, 2011 and June 27, 2010, respectively, and $58,000 for the year ended June 28, 2009. Estimated intangible amortization expense for each of the next five fiscal years is $99,000.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets as follows:

Classification	Expected Useful Lives
Land improvements	20 years
Buildings and improvements	20 to 35 years
Machinery and equipment	3 to 10 years

Property, plant and equipment consist of the following (thousands of dollars):

	July 3, 2011	June 27, 2010
Land and improvements	$ 3,078	$ 2,919
Buildings and improvements	18,983	18,337
Machinery and equipment	119,303	115,472
	141,364	136,728
Less: accumulated depreciation	(100,728)	(99,677)
	$ 40,636	$ 37,051

Depreciation expense for the years ended July 3, 2011, June 27, 2010 and June 28, 2009 totaled approximately $6.5 million, $7.0 million and $6.2 million, respectively.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment recognized is measured by the excess of the carrying amount of the asset over the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value, less estimated costs to sell. There were no impairments recorded in the years ended July 3, 2011, June 27, 2010 or June 28, 2009.

Expenditures for repairs and maintenance are charged to expense as incurred. Expenditures for major renewals and betterments, which significantly extend the useful lives of existing plant and equipment, are capitalized and depreciated. Upon retirement or disposition of plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income.

Supplier Concentrations: The following inventory purchases were made from major suppliers during each fiscal year noted:

Fiscal Year	Percentage of Inventory Purchases	Number of Suppliers
2011	40%	11
2010	34%	8
2009	24%	4

We have long-term contracts or arrangements with most of our suppliers to guarantee the availability of merchandise.

Labor Concentrations: We had approximately 2,556 full-time employees of which approximately 216 or 8.5 percent were represented by a labor union at July 3, 2011. The employees represented by a labor union account for all production associates at our Milwaukee facility. The current contract with the unionized associates is effective through June 29, 2014.

Revenue Recognition: Revenue is recognized upon the shipment of products, which is when title passes, payment terms are final, we have no remaining obligations and the customer is required to pay. Revenue is recognized net of estimated returns and discounts, which is recognized as a deduction from revenue at the time of the shipment.

Research and Development Costs: Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. Research and development expenditures were approximately $1.5 million in 2011, $900,000 in 2010, and $670,000 in 2009.

Other Income, Net: Net other income included in the accompanying Consolidated Statements of Operations and Comprehensive Income (Loss) primarily includes foreign currency transaction gains and losses, unrealized gains on Mexican peso option contracts and Rabbi Trust gains and losses. Foreign currency transaction gains and losses are the result of foreign currency transactions entered into by our Mexican subsidiaries and fluctuations in foreign currency cash balances. The Rabbi Trust funds our supplemental executive retirement plan. The investments held in the Trust are considered trading securities. The impact of these items for the periods presented is as follows (thousands of dollars):

	Years Ended		
	July 3, 2011	June 27, 2010	June 28, 2009
Foreign currency transaction (loss) gain	$ (836)	$ (283)	$ 918
Rabbi Trust gain (loss)	384	431	(393)
Unrealized gain on Mexican peso option contracts	245	-	-
Other	427	164	279
	$ 220	$ 312	$ 804

Self Insurance and Loss Sensitive Plans: We have self-insured medical and dental plans covering all eligible U.S. associates. The claims handling process for the self-insured plans are managed by a third party administrator. Stop-loss insurance coverage limits our liability on a per individual per calendar year basis. The per individual per calendar year stop-loss limit was $150,000 in each calendar year 2008 through 2011. Prior to January 1, 2011, each covered individual could receive up to $2 million in total benefits during his or her lifetime. Effective January 1, 2011, under Health Care Reform, there is no lifetime maximum for overall benefits.

We maintain an insured workers' compensation program covering all U.S. associates. The insurance is renewed annually, with a renewal date of February 27. The policy may be a guaranteed cost policy or a loss sensitive policy. Under a guaranteed cost policy, the ultimate cost is known at the beginning of the policy period and is subject to change only as a result of changes in payrolls. Under a loss sensitive policy, the ultimate cost is dependent upon losses incurred during each policy period. The incurred loss amount for loss sensitive policies will continue to change as claims develop and are settled in future reporting periods.

The expected ultimate cost for claims incurred under the self-insured medical and dental plans and loss sensitive workers' compensation plan as of the balance sheet date is not discounted and is recognized as an expense. The expected ultimate cost of claims is estimated based upon the aggregate liability for reported claims and an estimated liability for claims incurred but not reported, which is based on analysis of historical data, current trends and information available from the insurance carrier. The expected ultimate cost for claims incurred under the self-insured medical and dental plans that has not been paid as of the balance sheet date is included in the accrued payroll and benefits liabilities amount in our accompanying Consolidated Balance Sheets. The schedule of premium payments due under the workers compensation plan requires a larger percentage of the estimated premium dollars to be paid during the beginning of the policy period. The excess of the premium payments over the expected ultimate cost for claims incurred as of the balance sheet date is included in other current assets in our accompanying Consolidated Balance Sheets.

Changes in the balance sheet amounts for self-insured and loss sensitive plans are as follows (thousands of dollars):

	Balance, Beginning of Year	Provision Charged to Expense	Payments	Balance, End of Year
Year ended July 3, 2011				
Incurred but not reported claims reserve for self insured plans	$320	$3,077	$3,077	$ 320
Workers' Compensation	$(185)	$ 398	$ 491	$(278)
Year ended June 27, 2010				
Incurred but not reported claims reserve for self insured plans	$300	$3,041	$3,021	$ 320
Workers' Compensation	$ (78)	$ 259	$ 366	$(185)
Year ended June 28, 2009				
Incurred but not reported claims reserve for self insured plans	$ 300	$2,468	$2,468	$ 300
Workers' Compensation	$(140)	$ 208	$ 146	$ (78)

Warranty Reserve: We have a warranty liability recorded related to our exposure to warranty claims in the event our products fail to perform as expected, and we may be required to participate in the repair costs incurred by our customers for such products. The recorded warranty liability balance involves judgment and estimates. Our liability estimate is based on an analysis of historical warranty data as well as current trends and information, including our customers' recent extension of their warranty programs. Recently, our largest customers have extended their warranty protection for their vehicles and have since demanded higher warranty cost sharing arrangements from their suppliers, including STRATTEC. As a result of these actions, during 2011 and 2010 we increased our provision to cover these exposures. Moreover, in 2011, the warranty provision was increased by $1.15 million as a result of our share of the cost associated with a customer's specific warranty claim involving our product. Our share of the cost of this warranty claim was not paid as of July 3, 2011.

Changes in the warranty reserve are as follows (thousands of dollars):

	Balance, Beginning of Year	Provision Charged to Expense	Payments	Balance, End of Year
Year ended July 3, 2011	$1,718	$2,807	$669	$3,856
Year ended June 27, 2010	$221	$2,560	$1,063	$1,718
Year ended June 28, 2009	$390	$362	$531	$221

Foreign Currency Translation: The financial statements of our foreign subsidiaries and equity investees are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and the average exchange rate for each applicable period for sales, costs and expenses. Foreign currency translation adjustments are included as a component of other accumulated comprehensive loss. Foreign currency transaction gains and losses are included in other income, net in the accompanying Consolidated Statement of Operations and Comprehensive Income (Loss).

Accumulated Other Comprehensive Loss: Accumulated other comprehensive loss is comprised of the following (thousands of dollars):

	July 3, 2011	June 27, 2010	June 28, 2009
Unrecognized pension and postretirement benefit liabilities, net of tax	$19,772	$28,222	$26,876
Foreign currency translation	1,978	3,719	4,218
	$21,750	$31,941	$31,094

Deferred taxes have not been provided for the foreign currency translation adjustments.

Accounting For Stock-Based Compensation: We maintain an omnibus stock incentive plan. This plan provides for the granting of stock options, shares of restricted stock and stock appreciation rights. The Board of Directors has designated 1,700,000 shares of common stock available for the grant of awards under the plan. Remaining shares available to be granted under the plan as of July 3, 2011 were 228,543. Awards that expire or are cancelled without delivery of shares become available for re-issuance under the plan. We issue new shares of common stock to satisfy stock option exercises.

Nonqualified and incentive stock options and shares of restricted stock have been granted to our officers, outside directors and specified associates under the stock incentive plan. Stock options granted under the plan may not be issued with an exercise price less than the fair market value of the common stock on the date the option is granted. Stock options become exercisable as determined at the date of grant by the Compensation Committee of the Board of Directors. The options expire 5 to 10 years after the grant date unless an earlier expiration date is set at the time of grant. The options vest 1 to 4 years after the date of grant. Shares of restricted stock granted under the plan are subject to vesting criteria determined by the Compensation Committee of the Board of Directors at the time the shares are granted and have a minimum vesting period of three years from the date of grant. Restricted shares granted have voting and dividend rights, regardless of whether the shares are vested or unvested. The restricted stock grants issued to date vest 3 years after the date of grant.

The fair value of each stock option grant was estimated as of the date of grant using the Black-Scholes pricing model. The resulting compensation cost for fixed awards with graded vesting schedules is amortized on a straight-line basis over the vesting period for the entire award. The expected term of awards granted is determined based on historical experience with similar awards, giving consideration to the expected term and vesting schedules. The expected volatility is determined based on our historical stock prices over the most recent period commensurate with the expected term of the award. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term commensurate with the expected term of the award. Expected pre-vesting option forfeitures are based primarily on historical data. The fair value of each restricted stock grant was based on the market price of the underlying common stock as of the date of grant. The resulting compensation cost is amortized on a straight line basis over the vesting period. We record stock based compensation only for those awards that are expected to vest.

As of July 3, 2011, there was $749,000 of total unrecognized compensation cost related to stock options granted under the plan. This cost is expected to be recognized over a weighted average period of 13 months. As of July 3, 2011, there was $331,000 of total unrecognized compensation cost related to restricted stock grants under the plan. This cost is expected to be recognized over a weighted average period of 1 year. Total unrecognized compensation cost will be adjusted for any future changes in estimated and actual forfeitures.

Cash received from option exercises was $28,000 in 2011 and $26,000 in 2010. The related income tax benefit was $18,000 in 2011 and $13,000 in 2010.

The intrinsic value of stock options exercised and the fair value of stock options vested are as follows (in thousands of dollars):

	Years Ended		
	July 3, 2011	June 27, 2010	June 28, 2009
Intrinsic value of options exercised	$ 44	$ 35	$ -
Fair value of stock options vested	$ 293	$ 114	$ 469

The grant date fair values and assumptions used to determine compensation expense in 2011, 2010 and 2009 are as follows:

Options Granted During	2011	2010	2009
Weighted average grant date fair value:			
Options issued at grant date market value	n/a	$8.95	$3.80
Options issued above grant date market value	$ 7.48	n/a	n/a
Assumptions:			
Risk free interest rates	1.08%	3.14%	2.22%
Expected volatility	59.89%	49.73%	32.96%
Expected dividend yield	1.54%	-	1.67%
Expected term (in years)	4.0	6.0	5.5

No dividends were assumed in the grant date fair value calculations in 2010 as we did not intend to pay cash dividends on our common stock as of the grant date.

The range of options outstanding as of July 3, 2011 is as follows:

	Number of Options Outstanding/Exercisable	Weighted Average Exercise Price Outstanding/Exercisable	Weighted Average Remaining Contractual Life Outstanding (In Years)
$10.92-$22.47	207,400/65,800	$16.18/$13.85	7.3
$37.58-$44.93	4,000/4,000	$41.26/$41.26	.9
$53.07-$63.25	86,000/86,000	$56.99/$56.99	2.6
		$28.32/$38.37	

Recent Accounting Pronouncements: In January 2010, the Financial Accounting Standard Board ("FASB") issued guidance that requires reporting entities to make new disclosures about recurring or nonrecurring fair value measurements, including significant transfers into and out of Level 1 and Level 2 fair value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. The guidance is currently effective and the required disclosures are included in our Notes to Financial Statements under Organization and Summary of Significant Accounting Policies - Fair Value of Financial Instruments.

SUBSEQUENT EVENTS

On August 23, 2011, our Board of Directors declared a quarterly cash dividend of $0.10 per common share, payable September 30, 2011, to shareholders of record as of September 15, 2011. This quarterly dividend will total approximately $350,000, or $1.4 million annually, and will be funded by current cash balances.

In August 2011, we entered into additional agreements with Bank of Montreal that provide for two weekly Mexican peso currency option contracts covering the period July 6, 2012 through June 28, 2013. See further discussion under Organization and Summary of Significant Accounting Policies – Derivative Instruments included in these Notes to Financial Statements.

Effective August 1, 2011, our $20 million unsecured Line of Credit was replaced with a $25 million secured revolving credit facility with BMO Harris Bank N.A., which expires August 1, 2014. See further discussion under Credit Facility included in these Notes to Financial Statements.

INVESTMENT IN JOINT VENTURES

We participate in certain Alliance Agreements with WITTE Automotive ("WITTE") and ADAC Automotive ("ADAC"). WITTE, of Velbert, Germany, is a privately held automotive supplier. WITTE designs, manufactures and markets components including locks and keys, hood latches, rear compartment latches, seat back latches, door handles and specialty fasteners. WITTE's primary market for these products has been Europe. ADAC, of Grand Rapids, Michigan, is a privately held automotive supplier and manufactures engineered products, including door handles and other automotive trim parts, utilizing plastic injection molding, automated painting and various assembly processes.

The Alliance provides a set of cross-licensing agreements for the manufacture, distribution and sale of WITTE products by STRATTEC and ADAC in North America, and the manufacture, distribution and sale of STRATTEC and ADAC products by WITTE in Europe. Additionally, a joint venture company, Vehicle Access Systems Technology LLC ("VAST LLC"), in which WITTE, STRATTEC and ADAC each hold a one-third interest, exists to seek opportunities to manufacture and sell the companies' products in areas of the world outside of North America and Europe.

VAST do Brasil, a joint venture between VAST LLC and Ifer do Brasil Ltda., was formed to service customers in South America. VAST Fuzhou and VAST Great Shanghai (collectively known as VAST China), began as joint ventures between VAST LLC and Taiwanese partners to provide a base of operations to service our automotive customers in the Asian market. Effective November 20, 2009, VAST LLC purchased the remaining 40 percent interest of these two Chinese joint ventures, which was held by our former Taiwanese partners, for $9.6 million. VAST LLC now owns 100 percent of the two Chinese joint ventures. VAST LLC also maintains branch offices in South Korea and Japan in support of customer sales and engineering requirements.

The VAST LLC investments are accounted for using the equity method of accounting. The activities related to the VAST LLC joint ventures resulted in equity in earnings of joint ventures to STRATTEC of approximately $1.2 million during 2011, $1 million during 2010 and $245,000 in 2009. During the current year, the VAST partners made capital contributions to VAST totaling $1,350,000 in support of general operating expenses. STRATTEC's portion of the capital contributions totaled $450,000.

In fiscal year 2007, we entered into a joint venture with ADAC forming ADAC-STRATTEC LLC, a Delaware limited liability company. The joint venture was created to establish injection molding and door handle assembly operations in Mexico. STRATTEC originally held a 50.1 percent interest in ADAC-STRATTEC LLC. Effective June 28, 2010, STRATTEC purchased an additional .9 percent interest from ADAC and now owns 51 percent. A Mexican entity, ADAC-STRATTEC de Mexico, exists and is wholly owned by ADAC-STRATTEC LLC. ADAC-STRATTEC LLC's financial results are consolidated with the financial results of STRATTEC and resulted in increased net income to STRATTEC of approximately $910,000 in 2011, approximately $114,000 in 2010 and no change in net income to STRATTEC in 2009.

Effective November 30, 2008, STRATTEC established a new entity, STRATTEC POWER ACCESS LLC ("SPA"), which is 80 percent owned by STRATTEC and 20 percent owned by WITTE. SPA operates the North American portion of the Power Products business which was acquired from Delphi Corporation. The financial results of SPA are consolidated with the financial results of STRATTEC and resulted in increased net income to STRATTEC of approximately $2.5 million in 2011, approximately $545,000 in 2010 and decreased net income to STRATTEC of approximately $2.1 million in 2009.

LOANS FROM RELATED PARTIES

At July 3, 2011 and June 27, 2010, loans from related parties (ADAC Automotive and WITTE Automotive) totaled $1.9 million and $3.0 million, respectively, and consisted of loans to ADAC-STRATTEC LLC and STRATTEC POWER ACCESS LLC to fund working capital requirements of these entities. Working capital loans to these entities are made by each partner based on each partner's ownership percentage in the entity. The weighted average interest rate was approximately 7.3 percent in 2011 and 7.2 percent in 2010.

CREDIT FACILITY

As of July 3, 2011, we had a $20 million unsecured line of credit ("Line of Credit") with M&I Marshall & Ilsley Bank, which was scheduled to expire October 30, 2011. Interest on borrowings under our line of credit was at varying rates based on the London Interbank Offering Rate with a minimum annual rate of 4 percent. The Line of Credit was not subject to any covenants. Effective August 1, 2011, the $20 million unsecured Line of Credit was replaced with a $25 million secured revolving credit facility ("Credit Facility") with BMO Harris Bank N.A. BMO Harris Bank is a unit of Bank of Montreal, which acquired M&I Marshall & Ilsley Bank effective July 5, 2011. M&I Marshall & Ilsley Bank is being assimilated into BMO Harris Bank. The Credit Facility expires August 1, 2014. Interest on borrowings under the Credit Facility is at varying rates based, at our option, on the London Interbank Offering Rate plus one percent or the bank's prime rate. The Credit Facility contains a restrictive financial covenant that requires us to maintain a minimum net worth level. There were no outstanding borrowings at July 3, 2011 or June 27, 2010. There were no borrowings under any third party debt facilities during 2011, 2010 or 2009. We believe that the Credit Facility is adequate, along with existing cash balances and cash flow from operations, to meet our anticipated capital expenditure, working capital, dividend and operating expenditure requirements.

COMMITMENTS AND CONTINGENCIES

In 1995, we recorded a provision of $3 million for estimated costs to remediate an environmental contamination site at our Milwaukee facility. The site was contaminated by a solvent spill, which occurred in 1985, from a former above ground solvent storage tank located on the east side of the facility. The reserve was originally established based on third party estimates to adequately cover the cost for active remediation of the contamination. Due to changing technology and related costs associated with active remediation of the contamination, an updated analysis and estimate was obtained during fiscal 2010. As a result of this analysis, the reserve was reduced by approximately $1.1 million, to $1.5 million in 2010, to reflect the revised monitoring and remediation cost estimate. From 1995 through July 3, 2011, costs of approximately $400,000 have been incurred related to the installation of monitoring wells on the property and ongoing monitoring costs. We continue to monitor and evaluate the site with the use of groundwater monitoring wells that are installed on the property. An environmental consultant samples these wells one or two times a year to determine the status of the contamination and the potential for remediation of the contamination by natural attenuation, the dissipation of the contamination over time to concentrations below applicable standards. If such sampling evidences a sufficient degree of and trend toward natural attenuation of the contamination, we may be able to obtain a closure letter from the regulatory authorities resolving the issue without the need for active remediation. If a sufficient degree and trend toward natural attenuation is not evidenced by sampling, a more active form of remediation beyond natural attenuation may be required. The sampling has not yet satisfied all of the requirements for closure by natural attenuation. As a result, sampling continues and the reserve remains at an amount to reflect the estimated cost of active remediation. The reserve is not measured on a discounted basis. We believe, based on findings-to-date and known environmental regulations, that the environmental reserve of $1.5 million at July 3, 2011, is adequate.

At July 3, 2011, we had purchase commitments for zinc, aluminum, other purchased parts and natural gas totaling approximately $10.5 million payable in 2012, $8.2 million payable in 2013, $7.4 million payable in 2014 and $3.0 million payable in 2015. Minimum rental commitments under all non-cancelable operating leases with a term in excess of one year are payable as follows: 2012-$625,000; 2013-$545,000; 2014-$503,000; 2015-$280,000. Rental expense under all non-cancelable operating leases totaled approximately $783,000 in 2011, $553,000 in 2010 and $516,000 in 2009.

INCOME TAXES

The provision for income taxes data presented below for 2009 has been retrospectively adjusted for the adoption of a new accounting standard issued by the FASB related to non-controlling interests in consolidated financial statements.

The provision (benefit) for income taxes consists of the following (thousands of dollars):

	2011	2010	2009
Currently payable (refundable):			
Federal	$ 1,181	$(2,745)	$(1,747)
State	167	230	150
Foreign	1,369	753	361
	2,717	(1,762)	(1,236)
Deferred tax (benefit) provision	(177)	3,428	(2,986)
	$ 2,540	$ 1,666	$(4,222)

The items accounting for the difference between income taxes computed at the Federal statutory tax rate and the provision for income taxes are as follows:

	2011	2010	2009
U.S. statutory rate	34.0%	34.0%	34.0%
State taxes, net of Federal tax benefit	0.4	4.1	1.2
Foreign subsidiaries	(1.9)	(4.1)	4.3
Non-controlling interest	(7.2)	(3.5)	(2.3)
Valuation allowance	0.5	2.8	-
Other	(0.7)	(3.6)	.8
	25.1%	29.7%	38.0%

The components of deferred tax assets and (liabilities) are as follows (thousands of dollars):

	July 3, 2011	June 27, 2010
Deferred income taxes-current:		
Repair and maintenance supply parts reserve	$ 264	$ 258
Payroll-related accruals	1,504	1,028
Environmental reserve	562	569
Inventory reserve	401	475
Allowance for Doubtful Accounts	152	152
Accrued Warranty	1,169	436
Method change for inventory valuation	(460)	(919)
Other	588	288
	4,180	2,287
Valuation allowance	(154)	(154)
	$ 4,026	$ 2,133
Deferred income taxes-noncurrent:		
Accrued pension obligations	$ (9,080)	$ (8,634)
Unrecognized pension and postretirement benefit plan liabilities	12,118	17,297
Accumulated depreciation	(1,968)	(2,001)
Stock-based compensation	693	740
Postretirement obligations	1,153	1,651
NOL/credit carry-forwards	216	273
Other	562	1,208
	3,694	10,534
Valuation allowance	(55)	-
	$ 3,639	$10,534

Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax basis and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered.

State operating loss and credit carry-forwards at July 3, 2011 result in future benefits of approximately $216,000 and begin to expire in 2024. A valuation allowance of $209,000 has been recorded as of July 3, 2011, due to our assessment of the future realization of certain state operating loss carry-forwards and capital loss carry-forward benefits. Due to the change in certain state tax laws, existing state loss carry-forwards will not be able to be utilized after the date of the tax law change. We do not currently anticipate having sufficient future capital gains to offset the capital losses. We believe that it is more likely than not that the results of future operations will generate sufficient taxable income and foreign source income to realize the remaining deferred tax assets.

Foreign income before the provision for income taxes was $3.6 million in 2011, $2.9 million in 2010 and $2.9 million in 2009. No provision for Federal income taxes was made on earnings of foreign subsidiaries and joint ventures that are considered permanently invested or that would be offset by foreign tax credits upon distribution. Such undistributed earnings at July 3, 2011 were approximately $20.1 million.

The total liability for unrecognized tax benefits was $1.7 million as of July 3, 2011 and $1.2 million as of June 27, 2010. This liability includes approximately $1.5 million of unrecognized tax benefits at July 3, 2011 and $1.1 million at June 27, 2010 and approximately $151,000 of accrued interest at July 3, 2011 and $118,000 at June 27, 2010. This liability does not include an amount for accrued penalties. The amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was approximately $1.1 million at July 3, 2011 and $863,000 at June 27, 2010. We recognize interest and penalties related to unrecognized tax benefits in the provision for income taxes.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows for the years ended July 3, 2011 and June 27, 2010 (thousands of dollars):

	Year Ended	
	July 3, 2011	June 27, 2010
Unrecognized tax benefits, beginning of year	$1,125	$1,103
Gross increases – tax positions in prior years	26	-
Gross decreases – tax positions in prior years	-	(29)
Gross increases – current period tax positions	349	115
Tax Years Closed	-	(64)
Unrecognized tax benefits, end of year	$1,500	$1,125

We or one of our subsidiaries files income tax returns in the United States (Federal), Wisconsin (state), Michigan (state) and various other states, Mexico and other foreign jurisdictions. We are currently subject to a Federal income tax examination related to fiscal 2009. Tax years open to examination by tax authorities under the statute of limitations include fiscal 2006 through 2011 for Federal, fiscal 2007 through 2011 for most states and calendar 2006 through 2010 for foreign jurisdictions.

RETIREMENT PLANS AND POSTRETIREMENT COSTS

We have a qualified, noncontributory defined benefit pension plan covering substantially all U.S. associates. Benefits are based on years of service and final average compensation. Our policy is to fund at least the minimum actuarially computed annual contribution required under the Employee Retirement Income Security Act of 1974 (ERISA). Plan assets consist primarily of listed equity and fixed income securities. Effective January 1, 2010, an amendment to the qualified defined benefit pension plan discontinued the benefit accruals for salary increases and credited service rendered after December 31, 2009. As a result of this action, a curtailment loss related to unrecognized prior service cost of $505,000 was recorded during 2010, of which approximately $375,000 increased cost of goods sold and approximately $130,000 increased engineering, selling and administrative expenses.

We have a noncontributory supplemental executive retirement plan ("SERP"), which is a nonqualified defined benefit plan. The SERP will pay supplemental pension benefits to certain key associates upon retirement based upon the associates' years of service and compensation. The SERP is being funded through a Rabbi Trust with M&I Trust Company. The trust assets had a value of $4.3 million at July 3, 2011 and $4.0 million at June 27, 2010. The Rabbi Trust assets are included in other current assets in the accompanying Consolidated Balance Sheets. The projected benefit obligation was $4.7 million at July 3, 2011 and $3.7 million at June 27, 2010. The SERP liabilities are included in the pension tables below. However, the trust assets are excluded from the table as they do not qualify as plan assets.

We also sponsor a postretirement health care plan for all U.S. associates hired prior to June 1, 2001. The expected cost of retiree health care benefits is recognized during the years the associates who are covered under the plan render service. Effective January 1, 2010, an amendment to the postretirement health care plan limited the benefit for future eligible retirees to $4,000 per plan year and is subject to a maximum coverage period based on the associate's retirement date and age. The postretirement health care plan is unfunded.

Amounts included in accumulated other comprehensive loss, net of tax, at July 3, 2011, which have not yet been recognized in net periodic benefit cost are as follows (thousands of dollars):

	Pension and SERP Benefits	Postretirement Benefits
Prior service cost (credit)	$ 52	$ (3,610)
Net actuarial loss	18,759	4,571
	$18,811	$ 961

Included in accumulated other comprehensive loss at July 3, 2011 are prior service costs of $12,000 ($7,000 net of tax) and unrecognized net actuarial losses of $2.4 million ($1.5 million net of tax) which are expected to be recognized in pension and SERP net periodic benefit cost during 2012.

Included in accumulated other comprehensive loss at July 3, 2011 are prior service credits of $764,000 ($474,000 net of tax) and unrecognized net actuarial losses of $673,000 ($417,000 net of tax) which are expected to be recognized in postretirement net periodic benefit cost during 2012.

The following tables summarize the pension, SERP and postretirement plans' income and expense, funded status and actuarial assumptions for the years indicated (thousands of dollars). We use a June 30 measurement date for our pension and postretirement plans.

	Pension and SERP Benefits			Postretirement Benefits		
	2011	2010	2009	2011	2010	2009
COMPONENTS OF NET PERIODIC BENEFIT COST:						
Service cost	$ 70	$1,006	$1,935	$ 10	$ 124	$ 191
Interest cost	4,692	5,047	5,083	275	701	737
Expected return on plan assets	(6,445)	(6,351)	(6,562)	-	-	-
Amortization of prior service cost	12	45	79	(764)	(388)	(388)
Amortization of unrecognized net loss	2,504	727	255	645	685	695
Net periodic benefit cost	833	474	790	166	1,122	1,235
Curtailment loss	-	505	-	-	-	-
Net benefit cost	$ 833	$ 979	$ 790	$ 166	$1,122	$1,235

	Pension and SERP Benefits		Postretirement Benefits	
	July 3, 2011	June 27, 2010	July 3, 2011	June 27, 2010
WEIGHTED-AVERAGE ASSUMPTIONS				
Benefit Obligations:				
Discount rate	5.57%	5.41%	5.57%	5.41%
Expected return on plan assets	7.8%	8.0%	n/a	n/a
Rate of compensation increases - SERP	3.0%	3.0%	n/a	n/a
Net Periodic Benefit Cost:				
Discount rate	5.41%	6.86%	5.41%	6.86%
Expected return on plan assets	8.0%	8.0%	n/a	n/a
Rate of compensation increases - SERP	3.0%	3.0%	n/a	n/a

	2011	2010	2011	2010
CHANGE IN PROJECTED BENEFIT OBLIGATION:				
Benefit obligation at beginning of year	$90,402	$78,058	$ 5,642	$ 10,812
Service cost	70	1,006	10	124
Interest cost	4,692	5,047	275	701
Plan amendments	-	(3,982)	-	(3,399)
Actuarial (gain) loss	(1,829)	14,101	134	(1,543)
Benefits paid	(3,726)	(3,828)	(1,475)	(1,053)
Benefit obligation at end of year	$89,609	$90,402	$ 4,586	$ 5,642
CHANGE IN PLAN ASSETS:				
Fair value of plan assets at beginning of year	$68,768	$60,594	$ -	$ -
Actual return on plan assets	15,981	7,783	-	-
Employer contribution	2,000	4,219	1,475	1,053
Benefits paid	(3,726)	(3,828)	(1,475)	(1,053)
Fair value of plan assets at end of year	83,023	68,768	-	-
Funded status–accrued benefit obligations	$ (6,586)	$(21,634)	$ (4,586)	$ (5,642)
AMOUNTS RECOGNIZED IN CONSOLIDATED BALANCE SHEETS:				
Accrued payroll and benefits (current liabilities)	$ (3,139)	$ (3,142)	$ (997)	$ (1,152)
Accrued benefit obligations (long-term liabilities)	(3,447)	(18,492)	(3,589)	(4,490)
Net amount recognized	$ (6,586)	$(21,634)	$ (4,586)	$ (5,642)
CHANGES IN PLAN ASSETS AND BENEFIT OBLIGATIONS RECOGNIZED IN OTHER COMPREHENSIVE INCOME:				
Net benefit cost	$ 833	$ 979	$ 166	$ 1,122
Net actuarial loss (gain)	(11,365)	8,686	135	(1,543)
Prior service cost	-	-	-	(3,399)
Amortization of prior service (cost) credits	(12)	(550)	764	388
Amortization of unrecognized net loss	(2,504)	(727)	(645)	(685)
Total recognized in other comprehensive income, before tax	(13,881)	7,409	254	(5,239)
Total recognized in net periodic benefit cost and other comprehensive income	$13,048	$ 8,388	$ 420	$ (4,117)

The pension benefits have a separately determined accumulated benefit obligation, which is the actuarial present value of benefits based on service rendered and current and past compensation levels. This differs from the projected benefit obligation in that it includes no assumptions about future compensation levels. The following table summarizes the accumulated benefit obligations and projected benefit obligations for the pension and SERP (thousands of dollars):

	Pension		SERP	
	July 3, 2011	June 27, 2010	July 3, 2011	June 27, 2010
Accumulated benefit obligation	$84,902	$86,658	$4,158	$3,682
Projected benefit obligation	$84,902	$86,658	$4,707	$3,744

For measurement purposes, an 8.5 percent annual rate increase in the per capita cost of covered health care benefits was assumed for 2012; the rate was assumed to decrease gradually to 5 percent by the year 2018 and remain at that level thereafter relating to retirees prior to January 1, 2010.

The health care cost trend assumption has a significant effect on the postretirement benefit amounts reported. A 1% change in the health care cost trend rates would have the following effects (thousands of dollars):

	1% Increase	1% Decrease
Effect on total of service and interest cost components in fiscal 2011	$ 5	$ (5)
Effect on postretirement benefit obligation as of July 3, 2011	$92	$(89)

We employ a total return investment approach whereby a mix of equities and fixed income investments are used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of short and long-term plan liabilities, plan funded status and corporate financial condition. The investment portfolio primarily contains a diversified blend of equity and fixed income investments. Furthermore, equity investments are diversified across U.S. and non-U.S. stocks, as well as growth and value style managers, and small, mid and large market capitalizations. The investment portfolio does not include any real estate holdings, but has a small allocation to hedge funds. The investment policy of the plan prohibits investment in STRATTEC stock. Investment risk is measured and monitored on an ongoing basis through periodic investment portfolio reviews, annual liability measurements and periodic asset/liability studies. The pension plan weighted-average asset allocations by asset category are as follows:

	Target Allocation	July 3, 2011	June 27, 2010
Equity investments	70%	70%	56%
Fixed-income investments	30%	26%	44%
Other	-%	4%	-%
Total	100%	100%	100%

The following is a summary, by asset category, of the fair value of pension plan assets at the June 30, 2011 and June 30, 2010 measurement date (thousands of dollars):

	June 30, 2011				June 30, 2010			
Asset Catagory	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 630	$-	$-	$ 630	$ 1,508	$-	$-	$ 1,508
Equity Securities/Funds:								
Small Cap	13,770	-	-	13,770	6,392	-	-	6,392
Mid Cap	9,139	-	-	9,139	8,973	-	-	8,973
Large Cap	19,234	-	-	19,234	17,060	-	-	17,060
International	15,398	-	-	15,398	5,970	-	-	5,970
Taxable/Fixed Income								
Bond Funds	21,157	-	-	21,157	28,865	-	-	28,865
Hedge Funds	-	-	3,695	3,695	-	-	-	-
Total	$79,328	$-	$3,695	$83,023	$68,768	$-	$-	$68,768

The following table summarizes the changes in Level 3 investments for the pension plan assets (thousands of dollars):

	Fair Value June 30, 2010	Net Purchases and Sales	Realized and Unrealized Gain (loss)	Fair Value June 30, 2011
Hedge Funds	$-	$3,500	$195	$3,695

There were no transfers in or out of Level 3 investments during the year ended July 3, 2011.

The expected long-term rate of return on U.S. pension plan assets used to calculate the year-end 2011 projected benefit obligation was 7.8 percent. The target asset allocation is 70 percent public equity and 30 percent fixed income. The 7.8 percent is approximated by applying returns of 10 percent on public equity and 6 percent on fixed income to the target allocation. The actual historical returns are also relevant. Annualized returns for periods ended June 30, 2011 were 4.49 percent for 5 years, 5.65 percent for 10 years, 6.88 percent for 15 years, 8.29 percent for 20 years, 8.60 percent for 25 years and 10.27 percent for 30 years.

We expect to contribute approximately $2 million to our qualified pension plan, $3.1 million to our SERP and $1.0 million to our postretirement health care plan in 2012. The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (thousands of dollars):

	Pension and SERP Benefits	Postretirement Benefits
2012	$ 7,544	$ 996
2013	4,758	905
2014	5,186	793
2015	5,529	615
2016	5,380	437
2017-2021	31,014	907

All U.S. associates may participate in our 401(k) Plan. As of January 1, 2010, we contribute 100 percent up to the first 5 percent of eligible compensation that a participant contributes to the plan. Prior to January 1, 2010, we contributed a fixed percentage up to the first 6 percent of eligible compensation that a participant contributed to the plan. Prior to January 1, 2010, the fixed percentage contribution for all U.S. bargaining unit associates was 50 percent. The fixed percentage contribution for all U.S. salaried associates was 50 percent prior to January 1, 2009 and 20 percent from January 1, 2009 through December 31, 2009. Our contributions totaled approximately $1.3 million in 2011, $743,000 in 2010 and $464,000 in 2009.

SHAREHOLDERS' EQUITY

We have 12,000,000 shares of authorized common stock, par value $.01 per share, with 3,289,478 and 3,275,955 shares outstanding at July 3, 2011 and June 27, 2010, respectively. Holders of our common stock are entitled to one vote for each share on all matters voted on by shareholders.

Our Board of Directors authorized a stock repurchase program to buy back up to 3,839,395 outstanding shares as of July 3, 2011. As of July 3, 2011, 3,655,322 shares have been repurchased under this program at a cost of approximately $136.4 million.

EARNINGS (LOSS) PER SHARE ("EPS") ("LPS")

Basic earnings (loss) per share is computed on the basis of the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed on the basis of the weighted average number of shares of common stock plus the potential dilutive common shares outstanding during the period using the treasury stock method. Potential dilutive common shares include outstanding stock options and restricted stock awards. A reconciliation of the components of the basic and diluted per share computations follows (in thousands, except per share amounts):

	2011			2010			2009		
	Net Income	Shares	Per Share Amount	Net Income	Shares	Per Share Amount	Net Loss	Shares	Per Share Amount
Basic EPS (LPS)	$5,418	3,285	$1.65	$3,421	3,271	$1.05	$(6,122)	3,280	$(1.87)
Stock-based compensation		38			9			4	
Diluted EPS (LPS)	$5,418	3,323	$1.63	$3,421	3,280	$1.04	$(6,122)	3,284	$(1.86)

As of July 3, 2011, options to purchase 142,000 shares of common stock at a weighted-average exercise price of $43.57 were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive. As of June 27, 2010, options to purchase 207,650 shares of common stock at a weighted-average exercise price of $42.17 were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive. As of June 28, 2009, options to purchase 227,240 shares of common stock at a weighted-average exercise price of $38.07 were excluded from the calculation of diluted earnings per share because their inclusion would have been anti-dilutive.

Net earnings available to participating securities were not significant in any of the years presented. We consider restricted stock that provides the holder with a non-forfeitable right to receive dividends to be a participating security.

STOCK OPTION AND PURCHASE PLANS

A summary of stock option activity under our stock incentive plan is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Balance at June 29, 2008	187,780	$58.74		
Granted	96,800	$11.80		
Exercised	-	$ -		
Expired	(52,340)	$61.68		
Terminated	(5,000)	$58.55		
Balance at June 28, 2009	227,240	$38.07		
Granted	80,000	$17.73		
Exercised	(2,400)	$10.92		
Expired	(2,790)	$61.22		
Terminated	(4,400)	$10.92		
Balance at June 27, 2010	297,650	$33.01		
Granted	40,000	$22.47		
Exercised	(2,600)	$10.92		
Expired	(37,650)	$60.36		
Terminated	-	$ -		
Balance at July 3, 2011	297,400	$28.32	5.8	$1,080
Exercisable as of:				
July 3, 2011	155,800	$38.37	4.8	$ 479
June 27, 2010	149,350	$50.92	3.4	$ 212
June 28, 2009	130,440	$57.57	3.5	$ -
Available for grant as of July 3, 2011	228,543			

Options granted at a price greater than the market value on the date of grant included in the table above totaled 40,000 at an exercise price of $22.47 in 2011. No options included above were granted at a price greater than the market value on the date of grant during 2010 or 2009.

A summary of restricted stock activity under our stock incentive plan is as follows:

	Shares	Weighted Average Grant Date Fair Value
Nonvested Balance at June 29, 2008	29,400	$46.32
Granted	10,000	$29.00
Vested	(10,200)	$50.58
Forfeited	(1,000)	$46.22
Nonvested Balance at June 28, 2009	28,200	$38.64
Granted	10,000	$14.75
Vested	(9,000)	$40.00
Forfeited	(1,700)	$32.28
Nonvested Balance at June 27, 2010	27,500	$29.90
Granted	20,000	$20.66
Vested	(8,600)	$47.78
Forfeited	-	$ -
Nonvested Balance at July 3, 2011	38,900	$21.19

We have an Employee Stock Purchase Plan to provide substantially all U.S. full-time associates an opportunity to purchase shares of STRATTEC common stock through payroll deductions. A participant may contribute a maximum of $5,200 per calendar year to the plan. On the last day of each month, participant account balances are used to purchase shares of our common stock at the average of the highest and lowest reported sales prices of a share of STRATTEC common stock on the NASDAQ Global Market. A total of 100,000 shares may be issued under the plan. Shares issued from treasury stock under the plan totaled 2,323 at an average price of $26.78 during 2011, 2,587 at an average price of $17.01 during 2010 and 2,548 at an average price of $15.63 during 2009. A total of 75,757 shares are available for purchase under the plan as of July 3, 2011.

EXPORT SALES

Export sales are summarized below (thousands of dollars):

	2011	2010	2009
Export Sales	$103,232	$79,144	$28,050
Percent of Net Sales	40%	38%	22%

These sales were primarily to automotive manufacturing assembly plants in Canada, China, Mexico and Korea.

SALES AND RECEIVABLE CONCENTRATION

Sales to our largest customers were as follows (thousands of dollars and percent of total net sales):

	2011		2010		2009	
	Sales	%	Sales	%	Sales	%
General Motors Company	$ 63,617	24%	$ 51,673	25%	$ 39,156	31%
Ford Motor Company	26,930	10%	18,435	9%	12,575	10%
Chrysler Group LLC	80,889	31%	68,216	33%	31,864	25%
	$171,436	66%	$138,324	67%	$ 83,595	66%

Receivables from our largest customers were as follows (thousands of dollars and percent of gross receivables):

	July 3, 2011		June 27, 2010	
	Receivables	%	Receivables	%
General Motors Company	$ 9,208	23%	$ 8,125	22%
Ford Motor Company	4,372	11%	2,718	7%
Chrysler Group LLC	12,103	30%	12,231	34%
	$25,683	64%	$23,074	63%

REPORT ON MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

STRATTEC SECURITY CORPORATION is responsible for the preparation, integrity, and fair presentation of the consolidated financial statements included in this annual report. The consolidated financial statements and notes included in this annual report have been prepared in conformity with accounting principles generally accepted in the United States of America and necessarily include some amounts that are based on management's best estimates and judgments.

We, as management of STRATTEC SECURITY CORPORATION, are responsible for establishing and maintaining effective internal control over financial reporting that is designed to produce reliable financial statements in conformity with United States generally accepted accounting principles. The system of internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for reliability through a program of internal audits. Actions are taken to correct potential deficiencies as they are identified. Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.

The Audit Committee of the Company's Board of Directors, consisting entirely of independent directors, meets regularly with management and the independent registered public accounting firm, and reviews audit plans and results, as well as management's actions taken in discharging responsibilities for accounting, financial reporting, and internal control. Deloitte & Touche LLP, independent registered public accounting firm, has direct and confidential access to the Audit Committee at all times to discuss the results of their examinations.

Management assessed the Corporation's system of internal control over financial reporting as of July 3, 2011, in relation to criteria for effective internal control over financial reporting as described in "Internal Control – Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, management concludes that, as of July 3, 2011, its system of internal control over financial reporting is effective and meets the criteria of the "Internal Control – Integrated Framework". Deloitte & Touche LLP, independent registered public accounting firm, has issued an attestation report on the Corporation's internal control over financial reporting, which is included herein.



Harold M. Stratton II
Chairman and
Chief Executive Officer



Patrick J. Hansen
Senior Vice President and
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of STRATTEC SECURITY CORPORATION:

We have audited the internal control over financial reporting of STRATTEC SECURITY CORPORATION and subsidiaries (the "Company") as of July 3, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 3, 2011, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended July 3, 2011 of the Company and our report dated September 8, 2011 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Deloitte & Touche LLP
Milwaukee, Wisconsin
September 8, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of STRATTEC SECURITY CORPORATION:

We have audited the accompanying consolidated balance sheet of STRATTEC SECURITY CORPORATION and subsidiaries (the "Company") as of July 3, 2011 and June 27, 2010, and the related consolidated statement of operations and comprehensive income, shareholders' equity, and cash flows for the two years in the period ended July 3, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company as of June 28, 2009 were audited by other auditors whose report dated August 24, 2009, September 1, 2010 as to the effects of the adoption of new accounting guidance on the presentation of noncontrolling interests as described in the "Organizational and Summary of Significant Accounting Policies" footnote, expressed an unqualified opinion and included explanatory paragraphs on the Company's changes in accounting method of inventory and accounting for noncontrolling interests, on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of July 3, 2011 and June 27, 2010, and the results of their operations and their cash flows for the two years in the period ended July 3, 2011 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of July 3, 2011, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 8, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.



Deloitte & Touche LLP
Milwaukee, Wisconsin
September 8, 2011

FIVE-YEAR FINANCIAL SUMMARY

The financial data for each period presented below reflects the consolidated results of STRATTEC SECURITY CORPORATION and its wholly owned subsidiaries. Fiscal years 2007 through 2009 have been retrospectively adjusted for the adoption of a new accounting standard issued by the Financial Accounting Standards Board (FASB) related to non-controlling interests in consolidated financial statements. Fiscal years 2007 and 2008 have been retrospectively adjusted for our change in 2009 from the last-in, first-out method of inventory accounting to the first-in, first-out method. The information below should be read in conjunction with "Management's Discussion and Analysis," and the Financial Statements and Notes thereto included elsewhere herein. The following data are in thousands of dollars except per share amounts.

	Fiscal Years				
	2011	2010	2009	2008	2007
INCOME STATEMENT DATA					
Net sales	$260,933	$207,964	$126,097	$159,642	$167,707
Gross profit	42,163	33,042	13,240	24,767	26,520
Engineering, selling, and administrative expenses	33,443	29,939	25,480	23,962	20,189
Impairment charge	-	223	-	-	-
Environmental reserve adjustment	-	(1,125)	-	-	-
(Recovery of) provision for doubtful accounts	-	(421)	500	-	-
Income (loss) from operations	8,720	4,426	(12,740)	805	6,331
Interest income	119	86	731	2,749	3,611
Equity earnings of joint ventures	1,246	1,008	245	561	394
Interest expense - related parties	(175)	(225)	(164)	(31)	-
Other income (expense), net	220	312	804	(300)	321
Income (loss) before taxes and non-controlling interest	10,130	5,607	(11,124)	3,784	10,657
Provision (benefit) for income taxes	2,540	1,666	(4,222)	977	2,533
Net income (loss)	7,590	3,941	(6,902)	2,807	8,124
Net (income) loss attributable to non-controlling interest	(2,172)	(520)	780	(26)	75
Net income (loss) attributable to STRATTEC SECURITY CORPORATION	$ 5,418	$ 3,421	$ (6,122)	$ 2,781	$ 8,199
Earnings (Loss) per share:					
Basic	$ 1.65	$ 1.05	$ (1.87)	$ 0.80	$ 2.31
Diluted	1.63	1.04	(1.86)	0.80	2.31
Cash dividends declared per share:	$ 1.20	$ -	$ 0.30	$ 1.60	$ -
BALANCE SHEET DATA					
Net working capital	$ 43,414	$ 43,777	$ 41,710	$ 72,835	$ 84,077
Total assets	148,088	145,002	128,189	144,221	151,440
Long-term liabilities	7,036	22,982	24,784	12,389	13,431
Total STRATTEC SECURITY CORPORATION Shareholders' equity	86,215	74,126	71,418	97,940	105,954

QUARTERLY FINANCIAL DATA (UNAUDITED)

The following data are in thousands of dollars except per share amounts.

	Quarter	Net Sales	Gross Profit	Net Income Attributable to STRATTEC	Earnings Per Share Basic	Earnings Per Share Diluted	Cash Dividends Declared Per Share	Market Price Per Share High	Market Price Per Share Low
2011	First	$ 59,849	$10,153	$ 1,418	$ 0.43	$ 0.43	$1.20	$24.56	$17.94
	Second	61,212	9,973	1,247	0.38	0.37	-	35.50	24.46
	Third	65,650	9,119	55	0.02	0.02	-	38.07	27.12
	Fourth	74,222	12,918	2,698	0.82	0.81	-	33.90	20.01
	TOTAL	$260,933	$42,163	$ 5,418	$ 1.65	$ 1.63	$1.20		
2010	First	$ 41,181	$ 6,798	$ 943	$ 0.29	$ 0.29	$ -	$15.40	$13.03
	Second	52,540	7,653	844	0.26	0.26	-	18.50	13.29
	Third	52,883	8,861	781	0.24	0.24	-	22.15	16.75
	Fourth	61,360	9,730	853	0.26	0.26	-	27.80	19.52
	TOTAL	$207,964	$33,042	$ 3,421	$1.05	$1.04	$ -		

Registered shareholders of record at July 3, 2011, were 2,182.

The chart below shows a comparison of the cumulative return since June 30, 2006 had $100 been invested at the close of business on June 30, 2006 in STRATTEC Common Stock, the NASDAQ Composite Index (all issuers), and the Dow Jones U.S. Auto Parts Index.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN*

Among STRATTEC SECURITY CORPORATION, The NASDAQ Composite Index and The Dow Jones U.S. Auto Parts Index


$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
6/30/06
7/1/07
6/29/08
6/28/09
6/27/10
7/3/11
Strattec Security Corporation
NASDAQ Composite Index
Dow Jones U.S. Auto Parts Index

	6/30/06	7/1/07	6/29/08	6/28/09	6/27/10	7/3/11
STRATTEC**	100	94	73	29	46	46
NASDAQ Composite Index	100	122	108	87	100	133
Dow Jones U.S. Auto Parts Index	100	137	102	74	95	160

*$100 invested on June 30, 2006 in stock or index-including reinvestment of dividends. Indexes calculated on a month-end basis.

**The fiscal year end closing price of STRATTEC Common Stock on June 30, 2006, was $49.81, the closing price on June 29, 2007 was $46.97, the closing price on June 27, 2008 was $34.99, the closing price on June 26, 2009 was $13.90, the closing price on June 25, 2010 was $22.01 and the closing price on July 3, 2011 was $21.13.

DIRECTORS/OFFICERS/SHAREHOLDERS' INFORMATION

STRATTEC Board of Directors:
(Left to Right) Frank J. Krejci, Michael J. Koss, Robert Feitler, Harold M. Stratton II, David R. Zimmer





BOARD OF DIRECTORS

Harold M. Stratton II, 63
Chairman and Chief Executive Officer

Frank J. Krejci, 61
President and Chief Operating Officer

Robert Feitler, 80
Former President and Chief Operating Officer of Weyco Group, Inc.
Chairman of the Executive Committee and Director of Weyco Group, Inc.

Michael J. Koss, 57
President and Chief Executive Officer of Koss Corporation
Director of Koss Corporation

David R. Zimmer, 65
Managing Partner of Stonebridge Business Partners



CORPORATE OFFICERS

Harold M. Stratton II, 63

Frank J. Krejci, 61

Patrick J. Hansen, 52
Senior Vice President-Chief Financial Officer, Treasurer and Secretary

Dennis A. Kazmierski, 59
Vice President-Marketing and Sales

Kathryn E. Scherbarth, 55
Vice President-Milwaukee Operations

Rolando J. Guillot, 43
Vice President-Mexican Operations

Brian J. Reetz, 53
Vice President-Security Products

Richard P. Messina, 45
Vice President-Access Products

SHAREHOLDERS' INFORMATION

Annual Meeting
The Annual Meeting of Shareholders will convene at 8:00 a.m. (CDT) on October 11, 2011, at the Radisson Hotel, 7065 North Port Washington Road, Milwaukee, WI 53217

Common Stock
STRATTEC SECURITY CORPORATION common stock is traded on the NASDAQ Global Market under the symbol: STRT.

Form 10-K
You may receive a copy of the STRATTEC SECURITY CORPORATION Form 10-K, filed with the Securities and Exchange Commission, by writing to the Secretary at STRATTEC SECURITY CORPORATION, 3333 W. Good Hope Road, Milwaukee, WI 53209.

Corporate Governance
To review the Company's corporate governance, board committee charters and code of business ethics, please visit the "Corporate Governance" section of our Web site at www.strattec.com.

Shareholder Inquiries
Communications concerning the transfer of shares, lost certificates or changes of address should be directed to the Transfer Agent.

Transfer Agent and Registrar
Wells Fargo Bank, N.A.
Shareholder Services
P.O. Box 64854
St. Paul, MN 55164-0854
1.800.468.9716







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STRATTEC™

STRATTEC SECURITY CORPORATION

3333 WEST GOOD HOPE ROAD

MILWAUKEE, WI 53209

PHONE 414.247.3333 FAX 414.247.3329

www.strattec.com